CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.0001 par value per share	6,900,000(1)	$11.00	$75,900,000	$8,698

(1) Includes 900,000 shares of common stock, $0.0001 par value per share, that may be purchased by the underwriters upon exercise of the underwriters’ option to purchase additional shares.

(2) A filing fee of $8,698, calculated in accordance with Rule 457(a), related to the shares of common stock, $0.0001 par value per share, offered from the registration statement (File No. 333-174742) by means of this prospectus supplement, is being offset against a filing fee of $29,025 previously paid pursuant to Rule 457(o) in connection with the filing of the registration statement.

Filed pursuant to Rule 424(b)(5)

Registration File No. 333-174742

P R O S P E C T U S    S U P P L E M E N T

(To prospectus dated August 3, 2011)

6,000,000 Shares

Kennedy-Wilson Holdings, Inc.

Common Stock

We are selling 6,000,000 shares of our common stock.

Our shares trade on the New York Stock Exchange under the symbol “KW.” On November 10, 2011, the last sale price of the shares as reported on the New York Stock Exchange was $11.53 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page S-15 of this prospectus supplement and in the other documents incorporated by reference herein.

	Per Share	Total
Public offering price	$11.00	$66,000,000
Underwriting discount	$.55	$3,300,000
Proceeds, before expenses, to us	$10.45	$62,700,000

The underwriters may also exercise their option to purchase up to an additional 900,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about November 16, 2011.

Joint Book-Running Managers

BofA Merrill Lynch	Deutsche Bank Securities

Co-Managers

JMP Securities	CJS Securities, Inc.

The date of this prospectus supplement is November 10, 2011.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes certain matters relating to us and the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, including a description of our common stock. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the information contained in this prospectus supplement differs or varies from the information in the accompanying prospectus, the information in this prospectus supplement shall control. To the extent the information contained in this prospectus supplement differs or varies from the information contained in a document we have incorporated by reference, you should rely on the information in the more recent document.

We have not, and the underwriters have not, authorized anyone to provide any information other than that contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. No offer to sell these securities will be made in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in any related free writing prospectus that we file with the SEC is accurate only as of the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Before you invest in our common stock, you should carefully read the registration statement described in the accompanying prospectus (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, as well as this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The incorporated documents are described in this prospectus supplement under “Incorporation of Certain Information by Reference.”

In this prospectus supplement and the accompanying prospectus, the terms “the company,” “we,” “us,” and “our” refer to Kennedy-Wilson Holdings, Inc. and include all of its consolidated subsidiaries, unless the context requires otherwise.

SUMMARY

This summary highlights selected information contained in or incorporated by reference into this prospectus and is not complete and does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of our business, you should read this summary together with the entire prospectus, including the documents incorporated by reference into this prospectus. References to EBITDA, Adjusted EBITDA and other financial terms shall have the meanings set forth on page S-12 under “Summary Historical Consolidated Financial and Other Data.”

Our Company

Founded in 1977, we are a diversified, international real estate investment and services firm. We are a vertically-integrated real estate operating company with over 300 professionals in 23 offices throughout the U.S., Europe and Japan. As of September 30, 2011, we had real estate assets with an estimated value of approximately $10 billion under our management totaling over 50 million square feet of properties throughout the U.S., Europe and Japan. This amount includes ownership interests in 12,738 multifamily apartment units, of which 204 units are owned by our consolidated subsidiaries and 12,534 are held in joint ventures.

Our operations are comprised of two core business units: KW Investments and KW Services.

We have an integrated business model in which our services and investments segments complement each other and drive business across the platform. Our clients consist of a broad range of financial institutions (including banks and insurance companies) and real estate owners who require a full complement of real estate services. We have developed a network of established industry relationships through our services platform, which we believe provides us access to off-market investments, which we source primarily from financial institutions. Since January 1, 2010, approximately 80% of our deals, many of which originated from distressed situations at the seller, have been sourced directly from banks as opposed to competitive auction processes. For the fiscal year ended December 31, 2010 and the nine month period ended September 30, 2011, we generated Adjusted EBITDA of $58.4 million and $41.6 million, respectively.

Our Business Segments

KW Investments invests our capital and our equity partners’ capital in multifamily, residential and office properties as well as loans secured by real estate. KW Services provides a full array of real estate-related services to investors and lenders, with a focus on financial institution clients.

KW Investments

We invest our capital and our equity partners’ capital in real estate assets through joint ventures, separate accounts and commingled funds. We are an investment manager that typically acts as the general partner in these investment vehicles with ownership interests ranging from approximately 5% to 50% of the total equity investment in such vehicles. Our equity partners are not affiliated with us and include financial institutions, foundations, endowments, high net worth individuals and other institutional investors. We often get promoted interests in the profits of our investments beyond our ownership percentage.

Our investment philosophy is based on three core fundamentals:

•	significant proprietary deal flow from an established network of industry relationships, particularly with financial institutions;

•	focus on a systematic research process with a disciplined approach to investing; and

•	superior in-house operating execution.

Our target investment markets include California, Washington, Hawaii, Japan and certain markets in Europe, which we have identified as areas with dense populations, high barriers to entry, scarcity of land and supply constraints. We typically focus on the following opportunities:

•	real estate owners or lenders seeking liquidity;

•	under-managed or under-leased assets; and

•	repositioning opportunities.

Since 1999, we and our equity partners have invested in 213 transactions, deploying approximately $9.7 billion of capital, including over $4.2 billion of equity. We have liquidated our interests in 95 of these transactions, which have generated an internal rate of return, or IRR, of 42% and an equity multiple (excluding our promoted interest) of 1.64x. Since January 1, 2010, we and our equity partners have acquired over $4.5 billion of real estate assets, with approximately $2.1 billion of equity. Of these acquisitions, 54% were in loans secured by real estate, 38% were in multifamily assets, and 8% were in other real estate assets. As of September 30, 2011, our portfolio consisted of 115 investments totaling over $3.8 billion of capital, including over $1.5 billion of equity provided by our equity partners and us.

Recently, we established Kennedy Wilson Europe, or KWE, by acquiring the Bank of Ireland’s Real Estate Investment Management division, or BOI REIM, which resulted in the addition of real estate investments with an estimated value of $2.3 billion to the real estate assets under our management. KWE, with offices in Dublin and London, is currently staffed with 16 real estate professionals who were previously at BOI REIM and is led by Peter Collins, who has extensive real estate experience in Europe. Between 2004 and 2009, while at BOI REIM, our KWE professionals collectively acquired approximately $4 billion of real estate assets, primarily in Western Europe, including $1.5 billion in the United Kingdom.

Our expansion into Europe is based on the same strategy we used to establish operations in Japan nearly two decades ago. Following the global recession of the early 1990s, we began doing business in Japan in 1993 by purchasing loans and real estate assets primarily from Japanese financial institutions, which culminated in the initial public offering of Kennedy Wilson Japan (our Japanese asset management division) in 2002. We subsequently sold our ownership interest in Kennedy Wilson Japan and formed KW Residential, a private company that currently owns 50 multifamily assets in Japan comprising 2,410 units. Today, we own 41.5% of KW Residential with the balance held by subsidiaries of Fairfax Financial Holdings Limited.

The following chart breaks down our equity investment account information by year of origination, as of September 30, 2011:

The following table breaks down our equity investment account information derived from our consolidated balance sheet by investment type and geographic location as of September 30, 2011:

	($ in millions)
	Multifamily	Loans Secured by Real Estate	Residential (1)	Office	Other	Total

California	$101.0	$96.9	$1.5	$47.9	$ —	$247.3

Japan	117.9	—	—	9.5	—	127.4

Hawaii	—	10.9	63.2	—	—	74.1

Washington	26.9	3.9	1.8	1.5	—	34.1

Europe	—	—	—	—	5.6	5.6

Other	3.2	0.5	0.2	0.4	4.1	8.4

Total	$ 249.0	$ 112.2	$ 66.7	$ 59.3	$ 9.7	$ 496.9

(1)	Includes for-sale residential properties, condominiums and residential land.

As of November 4, 2011, our investment account had increased to approximately $644.6 million, primarily as a result of our participation in the acquisition of a loan portfolio in the United Kingdom, our purchase of 180.2 million units of ordinary stock of the Bank of Ireland and the acquisition of four office buildings in Los Angeles.

KW Services

KW Services offers a comprehensive line of real estate services for the full lifecycle of real estate ownership and investment to clients that include financial institutions, developers, builders and government agencies. KW Services has three business lines: real estate auction and conventional sales, property management services and real estate investment management. These three business lines generate revenue for us through commissions and fees.

Since our inception, we have sold more than $10 billion of real estate through our auction platform and are considered one of the leaders in real estate auction marketing, conducting live and online auctions. Our auction group executes accelerated marketing programs for all types of residential and commercial real estate.

From January 1, 2010 through September 30, 2011, we auctioned and conventionally sold approximately $200 million of properties in California, Oregon, Washington, Florida, Texas, South Carolina, Utah, and North Carolina.

We manage over 50 million square feet of properties for institutional clients and individual investors in the U.S., Europe and Japan, including 12,738 multifamily apartment units, of which 204 units are owned by our consolidated subsidiaries and 12,534 are held in joint ventures. With 23 offices throughout the U.S., Europe and Japan, including five regional hubs, we have the capabilities and resources to provide property management services to real estate owners globally. In addition, through our investment management business, we provide acquisition, asset management and disposition services to our equity partners and to third parties. As of September 30, 2011, we had real estate assets with an estimated value of approximately $10 billion under our management, including approximately $2.3 billion in Europe. As of November 4, 2011, the estimated value of our real estate assets under management had increased to approximately $12 billion, primarily as a result of our participation in the acquisition of a loan portfolio in the United Kingdom.

Additionally, KW Services plays a critical role in supporting our investment strategy by providing local market intelligence and real-time data for evaluating and valuing investments, generating proprietary transaction flow and creating value through efficient implementation of asset management or repositioning strategies.

Market Opportunity

We operate our business in three real estate markets, the United States, Europe and Japan. We believe that these three markets provide us and our capital partners compelling investment opportunities to execute and realize substantial returns.

United States

We believe that the recent economic, capital and credit markets events have and will continue to create substantial buying opportunities as properties or loans secured by real estate may be purchased at significant discounts to historical cost. Many asset and loan dispositions will result from: (i) highly leveraged property owners who will have loans coming due in 2011 and 2012 but will be unable to refinance; (ii) assets and loan sales directly from financial institutions; and (iii) companies reducing real estate portfolios to raise cash and shore up their balance sheets.

Following the economic crisis of 2008 and 2009, financial institutions continue to face significant pressure on their balance sheets. We believe that, as financial institutions remain under pressure to move assets off of their balance sheets, our strong sourcing relationships will position us to acquire properties at discounts often prior to public auction processes. We believe these institutions will look to firms with whom they have long-standing relationships and that can execute acquisitions quickly and discreetly. Additionally, we have long-standing relationships with regional and international lenders who have demonstrated an ability and willingness to offer financing for investments.

Over the past several years, many U.S. real estate markets have experienced a downturn in occupancy and property values. Unlike the last cycle, this recent downturn was driven by a lack of liquidity and a tightening of credit markets rather than by an oversupply of newly developed real estate. We believe that underlying real estate fundamentals have remained strong, particularly in major metropolitan and downtown areas where supply constraints exist.

Europe

Given the significant deleveraging that is currently taking place across the European Union, we believe that Europe presents significant opportunities for both our KW Investments and KW Services segments. Before the economic crisis of 2008 and 2009, European banks were significant lenders in both the European and U.S. real estate markets. Now that these institutions are facing similar pressure on their balance sheets as U.S. financial institutions, we believe it is likely that they will seek to sell some of their real estate assets and loans secured by real estate, which will lead to increased transaction flow and opportunities for acquisition and investment.

Japan

Japan’s current demographic trends include an influx of migration to major cities, creating strong demand for housing. Our research shows that real estate fundamentals have remained strong in greater Tokyo’s residential market and, in particular, in Tokyo’s three major wards: Minato-ku, Shibuy-ku, and Setagaya-ku. With diminishing supply of new inventory due to stricter building regulations imposed in 2007, rents for quality assets are expected to remain strong while vacancy rates remain stable. We expect that properties in the greater Tokyo area that are newer and of higher quality will remain acquisition targets for many institutional investors.

Our Competitive Strengths

We believe that we have a unique platform from which to execute our investment and services strategy. We believe the combination of a service business and an investment platform provides us with significant competitive advantages and allows us to generate superior risk adjusted returns. We use our service platform to facilitate the origination of investment opportunities, enhance the investment process and ensure the alignment of interest with our investors. Our competitive strengths include:

•

Experienced Senior Management Team with Strong Alignment of Interests. Our senior management team has over 125 years of combined real estate experience and has been working together on average for over 15 years. Specifically, our Chief Executive Officer, William McMorrow, has over 30 years of real estate experience, including 22 years at the company, as well as substantial experience as a credit officer for various banking institutions prior to the acquisition of Kennedy-Wilson, Inc. in 1988. Additionally, Mary Ricks, our Executive Vice Chairman and Chief Executive Officer of the commercial investment group has over 23 years of real estate investment and management experience, including 20 years at the company. Members of the executive committee have collectively acquired, developed and managed in excess of $15 billion of real estate investments in the United States and Japan through multiple economic cycles. Our management team, which owns approximately 37% of our outstanding shares, is fully aligned with all of our stakeholders. Furthermore, our Chief Executive Officer and other members of the senior management team often contribute personal funds to investments.

•

Extensive Network of Deep Industry Relationships. We have an established network of long-standing relationships with financial institutions, developers, builders and government agencies that drives significant proprietary deal flow. We have developed these relationships over many years as a result of our long operating history, the significant experience of our senior management team and our local presence and reputation in nearly every major metropolitan market on the West Coast of the United States, as well as in Japan. Also, we recently established operations in Europe through the acquisition of BOI REIM and the establishment of KWE. We believe that our relationship with the Bank of Ireland and our local presence in Europe will facilitate further relationships and deal flow. Additionally, we have typically developed these relationships through our services platform, where we have conducted business with various divisions of our clients, providing us with significant insight and multiple points of contact. In particular, we have developed strong relationships with a network of financial institutions from which we have directly sourced approximately 80% of our acquisition activity since January 1, 2010.

•

Proven Track Record. Since 1999, we have successfully liquidated our interests in 95 investments generating a gross IRR of 42% and an equity multiple (excluding our promoted interest) of 1.64x. In addition, we often generate a higher return and equity multiple on our invested equity given the structure of our investments, which often entitles us to earn asset, property and/or acquisition fees, together with a promoted interest beyond our ownership percentage upon a sale of the investment.

•

Investment Discipline and Risk Protection. We maintain a strong culture of investment discipline and risk management. We have engaged in increased investment activity during real estate downturns, when we believe the best opportunities are available. For example, since January 1, 2010, we and our equity partners purchased or are under contract to purchase approximately $5.1 billion of real estate and loans secured by real estate, resulting in an increase of our investment account from $212 million as of December 31, 2009 to approximately $644.6 million as of November 4, 2011. We also diversify our portfolio by generally investing in smaller transactions. Since January 1, 2010, the more than $4.5 billion of purchases by our equity partners and us were spread over 196 investments (including each individual loan purchased through loan pools), representing an average transaction size of approximately $23 million. Additionally, we implement a rigorous underwriting process on all of our investments that leverages the full capabilities of our combined services and investment platform. We undertake a thorough examination of property economics and ensure that we possess a critical understanding of market dynamics and risk management strategies in order to mitigate risk and enhance our chances for success.

•

Conservative Balance Sheet. We seek to maintain a conservative balance sheet with significant liquidity and limited near-term maturities. Our experience through multiple real estate cycles drives our strategy of maintaining a flexible balance sheet, which we believe provides us with a competitive advantage under adverse market conditions by allowing us to quickly capitalize on investment opportunities as they arise. As of September 30, 2011, we had a debt-to-capitalization ratio of 26.5%, net of cash, and a net debt to LTM Adjusted EBITDA ratio of 3.2x. In addition, our equity investment account is substantial relative to our debt obligations. As of September 30, 2011, our equity investment account plus cash was $644.3 million while our total debt was $327.6 million.

Our Business Strategy

Our primary business objectives are to increase operating cash flows, maximize the value of our investments and provide best-in-class services to our clients. Specifically, we intend to pursue the following strategies to achieve these objectives:

•

Leverage the Full Capabilities of our Platform. The combination of a service business (including auctions) and an investment platform provides significant competitive advantages over other real estate buyers operating stand-alone service or investment-focused firms, which we believe allows us to generate superior risk-adjusted returns. The KW Services and KW Investments segments leverage their respective expertise to originate unique investment opportunities, implement a thorough underwriting process and risk mitigation procedures, and create value through intensive, hands-on management. Specifically, we consistently leverage our property management services business and other locally focused services businesses to gain discreet market information on potential investment opportunities. For example, in February 2010, we acquired a loan pool from a regional bank in an off-market transaction as a result of our long-standing relationship as the regional bank’s leasing and property manager for its entire branch banking network. Also, in 2010, we acquired a multifamily community in the San Francisco Bay area in an off-market transaction as a result of our ongoing role as the manager of the asset.

•

Maintain Disciplined Acquisition Strategy. We target undervalued investment opportunities where (i) real estate owners or lenders are seeking liquidity, (ii) assets are under-managed or under-leased or (iii) assets can be repositioned. We successfully executed this strategy during the recent downturn by positioning ourselves to be acquisitive when we believed real estate and real estate loans were most undervalued.

•

Cultivate and Maintain Relationships Throughout Client Organizations. Both our services and investments businesses maintain relationships at all levels of our clients’ organizations. We believe that these relationships provide us with additional insight into opportunities for investment and offer us access to proprietary deal flow. We have been able to access off-market proprietary deals through our long-standing relationships, many of which are with financial institutions. Since January 1, 2010, approximately 80% of our deals have been sourced directly from these relationships with financial institutions.

•

Invest through Joint Ventures. We typically invest our capital through joint ventures, separate accounts and commingled funds where we are the general partner with ownership interests ranging from 5% to 50%. As discussed above, our equity partners include financial institutions, foundations, endowments, high net worth individuals and other institutional investors. As a general partner we generally oversee the day-to-day operations of our investments and earn asset management and/or property management fees and often earn a promoted interest upon disposition of the investment. Additionally, we typically obtain mortgage debt on our properties with loan-to-cost ratios ranging from 50% to 65% that is generally non-recourse to us and our equity partners. For example, in 2010 we formed a new joint venture platform, which provides for a capital commitment from a joint venture partner in the amount of $250 million, together with our commitment of $28 million. The commitment from the partner includes a three-year investment period and we have the right to earn asset management, property management and acquisition fees, in addition to our pro rata share of cash flow from operations, sales proceeds and a promoted interest above a specified return threshold. As of September 30, 2011, the partner had contributed $218 million of capital into five joint ventures.

•

Apply Property Management Expertise to Improve Portfolio Operations. We consistently work to increase our portfolio’s operating efficiencies by applying our property management expertise, which we believe enhances the value of our properties and produces more compelling returns for us and our equity partners. Upon acquiring a property we typically assess the need for improvements and will invest between 5% and 50% of the property value, allowing for further asset appreciation. Additionally, our service capabilities provide us with significant insight into market conditions and trends, which allows us to evaluate and implement the optimal asset management strategy.

•

Maintain a Flexible Balance Sheet. We intend to maintain moderate leverage at all times given the cyclical nature of the real estate industry and our desire to be nimble and liquid during downturns. We believe such flexibility will allow us to capitalize on attractive investment opportunities. Although our debt-to-book equity increased to 0.93x at September 30, 2011 from 0.41x at December 31, 2010, we remain focused on prudently investing our cash to generate returns that will reduce that multiple.

Recent Developments

Third Quarter Financial Highlights

Investments

•

Our investment account increased by $133.2 million, or 36.6%, to $496.9 million at September 30, 2011 from $363.7 million as of December 31, 2010. As of November 4, 2011, we had increased our investment account to approximately $644.6 million, primarily as a result of our participation in the acquisition of a loan portfolio in the United Kingdom, our purchase of 180.2 million units of ordinary stock of the Bank of Ireland and the acquisition of four office buildings in Los Angeles.

Services

•

The estimated value of our real estate assets under management increased from approximately $7 billion at December 31, 2010 to approximately $10 billion at September 30, 2011. As of November 4, 2011, we had increased the estimated value of our real estate assets under management to approximately $12 billion, primarily as a result of our participation in the acquisition of the loan portfolio in the United Kingdom.

•

We auctioned and conventionally sold approximately $200 million of properties in the states of California, Oregon, Washington, Florida, Texas, South Carolina, Utah and North Carolina between January 1, 2011 and September 30, 2011.

Multifamily Platform

•

As of September 30, 2011, our multifamily portfolio was 95% occupied and, on a trailing 12-month basis, produced an annualized net operating income of $122 million (annualized for communities purchased in 2011 and assuming that one community had a market occupancy rate during the period it was being leased to new tenants). The current debt associated with these properties is approximately $1.4 billion, and our aggregate equity investment in the portfolio is approximately 31% of the total equity invested.

Acquisition of the Loan Portfolio in the United Kingdom

In August 2011, we, along with our institutional partners, agreed to acquire a portfolio consisting of 27 performing loans with an unpaid principal balance (“UPB”) of approximately $2.3 billion ($1.8 billion purchase price) secured by real estate located in the United Kingdom (the “UK Loan Pool”). The parties closed the first of two tranches in the transaction on October 21, 2011 for $1.4 billion of equity. The closing of the second tranche of loans is expected to occur on or around November 29, 2011 for $400 million. The 27 loans are secured by more than 170 properties comprising the following product types: 38% office, 25% multifamily, 25% retail, 9% industrial, 2% hotel and 1% land. 60% of the UPB is located in London, England. The loans have a 26-month weighted average maturity and a 5.5% weighted average current interest yield (based on the purchase price). We have a 50% ownership interest (representing an investment by us of $47.8 million) in a joint venture that contributed $351.6 million, which was partially funded with a $256.0 million loan that is non-recourse to us currently bearing interest at a rate of 6% and secured by the joint venture’s interest in the UK Loan Pool, for a 25.0% ownership interest in the first tranche. Additionally, we contributed $67.6 million for a 4.8% direct ownership interest in the first tranche. The aforementioned joint venture, in which we own a 50% interest, is expected to take a 25.0% ownership interest in the second tranche. We charged a 1% acquisition fee (based on purchase price) on the transaction and we estimate we will earn approximately $6 million in asset management fees over the 3-year estimated holding period. Additionally, we are entitled to promoted interests above certain return thresholds with respect to our investment in the aforementioned joint venture.

Our principal executive offices are located at 9701 Wilshire Boulevard, Suite 700, Los Angeles, California 90212, and our telephone number is (310) 887-6400.

The Offering

Issuer	Kennedy-Wilson Holdings, Inc.

Common Stock Offered by Us	6,000,000 shares. 6,900,000 shares if the underwriters exercise their option to purchase 900,000 additional shares in full.

Common Stock to be Outstanding After This Offering	50,974,706 shares.

New York Stock Exchange Symbol	KW.

Use of Proceeds	We intend to use the estimated net proceeds of approximately $62.3 million from this offering (or approximately $71.7 million if the underwriters exercise their option to purchase additional shares in full) to repay borrowings under our unsecured revolving credit facility and for working capital and general corporate purposes, including future acquisitions and co-investments. See “Use of Proceeds.”

Dividend Policy	Our board of directors authorized us to declare a quarterly dividend of $0.04 per share of our common stock that was paid on October 14, 2011 to shareholders of record at the close of business on September 30, 2011. However, the declaration and payment of any future dividends is at the sole discretion of our board of directors. See “Dividend Policy.”

Transfer Agent and Registrar	Continental Stock Transfer & Trust Company.

Risk Factors	Investing in our common stock involves risks. Potential investors are urged to consider the risk factors relating to our business and an investment in our common stock described under “Risk Factors” in this prospectus supplement and the risk factors described in the other documents incorporated by reference herein.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary historical consolidated financial data for the years ended December 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements incorporated by reference herein. The same information for the nine-month periods ended September 30, 2011 and 2010 has been derived from our unaudited consolidated financial statements incorporated by reference herein.

The financial data set forth in this table are not necessarily indicative of the results of future operations and should be read in conjunction with our SEC filings and our audited consolidated financial statements and accompanying notes thereto incorporated by reference herein.

Some of the financial data set forth below reflects the effects of, and may not total due to, rounding.

Statements of Operations and Comprehensive Income:	Nine Months Ended September 30,		Year Ended December 31,
Revenue	2011	2010	2010	2009	2008
Management and leasing fees	$9,657,000	$6,513,000	$8,913,000	$9,026,000	$10,671,000
Management and leasing fees–related party	8,151,000	9,589,000	12,417,000	10,138,000	8,380,000
Commissions	4,842,000	4,353,000	6,359,000	4,204,000	5,906,000
Commissions–related party	3,587,000	4,319,000	5,375,000	727,000	4,295,000
Sale of real estate	417,000	3,937,000	3,937,000	52,699,000	–
Sale of real estate–related party	–	–	9,535,000	6,698,000	–
Rental and other income	3,359,000	2,934,000	4,000,000	2,743,000	2,973,000

Total revenue	$30,013,000	$31,645,000	$50,536,000	$86,235,000	$32,225,000

Operating expenses
Commission and marketing expenses	3,015,000	2,032,000	3,186,000	3,411,000	2,827,000
Compensation and related expenses	24,562,000	29,400,000	38,155,000	24,789,000	21,292,000
Merger-related compensation and related expenses	–	–	2,225,000	12,468,000	–
Cost of real estate sold	397,000	2,714,000	2,714,000	36,179,000	–
Cost of real estate sold–related party	–	–	8,812,000	5,752,000	–
General and administrative	9,183,000	8,263,000	11,314,000	6,351,000	6,074,000
Merger-related general and administrative	–	–	–	3,652,000	–
Depreciation and amortization	1,828,000	1,197,000	1,618,000	1,122,000	920,000
Rental operating expense	2,248,000	1,421,000	1,913,000	1,148,000	1,458,000

Total operating expenses	$41,233,000	$45,027,000	$69,937,000	$94,872,000	$32,571,000
Equity in joint venture income	7,229,000	5,162,000	10,548,000	8,019,000	10,097,000
Interest income from loan pool participations and notes receivable	5,835,000	7,950,000	11,855,000	–	–

Operating income (loss)	$1,844,000	($270,000)	$3,002,000	($618,000)	$9,751,000
Non-operating income (expense)
Interest income	264,000	168,000	192,000	102,000	221,000
Interest income–related party	970,000	477,000	662,000	400,000	341,000
Remeasurement gain	6,348,000	2,108,000	2,108,000	–	–
Gain on early extinguishment of mortgage debt	–	16,670,000	16,670,000	–	–

Loss on early extinguishment of corporate debt	–	(4,788,000)	(4,788,000)	–	–
Interest expense	(13,874,000)	(6,492,000)	(7,634,000)	(13,174,000)	(8,596,000)
Other than temporary impairment	–	–	–	(328,000)	(445,000)

(Loss) income before benefit from (provision for) income taxes	$(4,448,000)	$7,873,000	$10,212,000	($13,618,000)	$1,272,000
Benefit from (provision for) income taxes	2,162,000	(4,335,000)	(3,727,000)	3,961,000	(605,000)

Net (loss) income	$(2,286,000)	$3,538,000	$6,485,000	($9,657,000)	$667,000
Net income attributable to the noncontrolling interests	(1,295,000)	(2,374,000)	(2,979,000)	(5,679,000)	(54,000)
Net (loss) income attributable to Kennedy-Wilson Holdings, Inc.	$(3,581,000)	$1,164,000	$3,506,000	($15,336,000)	$613,000

Statements of Cash Flow Data:	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Cash flow (used in) provided by:
Operating activities	(14,469,000)	($967,000)	$2,157,000	($25,226,000)	($14,669,000)
Investing activities	(112,322,000)	(109,297,000)	(114,836,000)	69,007,000	(96,773,000)
Financing activities	218,872,000	94,736,000	91,160,000	(15,707,000)	112,625,000

Other Selected Data:
EBITDA(1)	$37,793,000	$35,934,000	$48,108,000	$18,620,000	$25,953,000
Adjusted EBITDA(2)	41,554,000	44,135,000	58,427,000	37,054,000	26,968,000

	As of September 30,	As of December 31,
	2011	2010	2009	2008
Balance Sheet Data:
Cash and cash equivalents	$147,414,000	$46,968,000	$57,784,000	$25,831,000
Total assets	740,009,000	487,848,000	336,257,000	256,837,000
Total debt	327,589,000	127,782,000	127,573,000	131,423,000
Total Kennedy-Wilson Holdings, Inc. stockholders’ equity	338,013,000	300,192,000	177,314,000	105,551,000

Other Selected Data:
Investment Account(3)	496,926,000	363,700,000	211,522,000	165,165,000

(1) EBITDA represents net income (loss) before interest expense, our share of interest expense included in income from investments in joint ventures and loan pool participations, depreciation and amortization, our share of depreciation and amortization included in income from investments in joint ventures, loss on early extinguishment of corporate debt and income taxes. We do not adjust EBITDA for gains or losses on the extinguishment of mortgage debt as we are in the business of purchasing discounted notes secured by real estate and, in connection with these note purchases, we may resolve these loans through discounted payoffs with the borrowers. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net earnings as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Our presentation of EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. EBITDA is not calculated under GAAP and should not be considered in isolation or as a substitute for net income, cash flows or other financial data prepared in accordance with GAAP or as a measure of our overall profitability or liquidity. Our management believes EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions. Such items may vary for different companies for reasons unrelated to overall operating performance. Additionally, we believe EBITDA is useful to investors to assist them in getting a more accurate picture of our results from operations.

(2) Adjusted EBITDA represents EBITDA, as defined above, adjusted to exclude merger related expenses and stock based compensation expense. Our management uses Adjusted EBITDA to analyze our business because it adjusts EBITDA for items we believe do not have an accurate reflection of the nature of our business going forward. Such items may vary for different companies for reasons unrelated to overall operating performance. Additionally, we believe Adjusted EBITDA is useful to investors to assist them in getting a more accurate picture of our results from operations.

(3) Investment Account is defined as investments in joint ventures plus real estate plus notes receivable plus loan pool participations less mortgage debt.

The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to “Net income (loss),” the most directly comparable GAAP financial measure, for each of the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Net income (loss)	($2,286,000)	$3,538,000	$6,485,000	($9,657,000)	$667,000
Add back:
Interest expense	13,874,000	6,492,000	7,634,000	13,174,000	8,596,000
Kennedy-Wilson’s share of interest expense included in investment in joint ventures and loan pool participations	14,981,000	8,381,000	13,802,000	10,468,000	10,095,000
Depreciation and amortization	1,828,000	1,197,000	1,618,000	1,122,000	920,000
Kennedy-Wilson’s share of depreciation and amortization included in investment in joint ventures	11,558,000	7,203,000	10,054,000	7,474,000	5,070,000
Loss on early extinguishment of debt	–	4,788,000	4,788,000	–	–
Income taxes	(2,162,000)	3,952,000	3,727,000	(3,961,000)	605,000

EBITDA	$37,793,000	$35,934,000	$48,108,000	$18,620,000	$25,953,000
Add back:
Merger related and other deal expenses(1)	–	$2,225,000	$2,225,000	$16,120,000	–
Non-cash stock compensation expense(2)	3,761,000	5,976,000	8,094,000	2,314,000	1,015,000

Adjusted EBITDA	$41,554,000	$44,135,000	$58,427,000	$37,054,000	$26,968,000

(1) Expenses incurred in connection with the merger of one of our subsidiaries with and into Kennedy-Wilson, Inc. in 2009.

(2) Expenses related to stock based compensation pursuant to our equity participation plan and the award of restricted stock to certain of our executive officers.

RISK FACTORS

Before deciding to invest in our securities, you should consider the risks described below and the other information included in or incorporated by reference into this prospectus. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In any such case, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

The success of our business is significantly related to general economic conditions and the real estate industry and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and leasing activities.

Our business is closely tied to general economic conditions in the real estate industry. As a result, our economic performance, the value of our real estate and real estate secured notes, and our ability to implement our business strategies may be affected by changes in national and local economic conditions. The condition of the real estate markets in which we operate tends to be cyclical and related to the condition of the economy in the U.S., Europe and Japan as a whole and to the perceptions of investors of the overall economic outlook. Rising interest rates, declining employment levels, declining demand for real estate, declining real estate values or periods of general economic slowdown or recession or the perception that any of these events may occur have negatively impacted the real estate market in the past and may in the future negatively affect our performance. In addition, the economic condition of each local market where we operate may be dependent on one or more industries. Our ability to change our portfolio promptly in response to economic or other conditions is limited. Certain significant expenditures, such as debt service costs, real estate taxes, and operating and maintenance costs are generally not reduced when market conditions are poor. These factors would impede us from responding quickly to changes in the performance of our investments and could adversely impact our business, financial condition and results of operations. We have experienced in past years, and expect in the future to be negatively impacted by, periods of economic slowdown or recession, and corresponding declines in the demand for real estate and related services, within the markets in which we operate. The previous recession and the downturn in the real estate market have resulted in and/or may result in:

•	a general decline in rents due to defaulting tenants or less favorable terms for renewed or new leases;

•	fewer purchases and sales of properties by clients, resulting in a decrease in property management fees and brokerage commissions;

•	a decline in actual and projected sale prices of our properties resulting in lower returns on the properties in which we have invested;

•

higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans and mezzanine financing, all of which could increase costs and could limit our ability to acquire additional real estate assets; and

•	a decrease in the availability of lines of credit and other sources of capital used to purchase real estate investments and distressed notes.

If the economic and market conditions that prevailed in 2008 and 2009 were to return, our business performance and profitability could deteriorate. If this were to occur, we could fail to comply with certain financial covenants in our unsecured revolving loan agreement, which would force us to seek an amendment with our lenders. No assurance can be given that we would be able to obtain any necessary waivers or amendments on satisfactory terms, if at all. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years.

Adverse developments in the credit markets may harm our business, results of operations and financial condition.

Disruptions in the credit markets may adversely affect our business of providing advisory services to owners, investors and occupiers of real estate in connection with the leasing, disposition and acquisition of property. If our clients are unable to procure credit on favorable terms, there may be fewer completed leasing transactions, dispositions and acquisitions of property. In addition, if purchasers of real estate are not able to procure favorable financing resulting in the lack of disposition opportunities for our funds and projects, our services businesses will generate lower incentive fees and we may also experience losses of co-invested equity capital if the disruption causes a permanent decline in the value of investments made.

In 2008 and 2009, the credit markets experienced a disruption of unprecedented magnitude. This disruption reduced the availability and significantly increased the cost of most sources of funding. In some cases, these sources were eliminated. While the credit market has shown signs of improving since the second half of 2009, liquidity remains constrained and it is impossible to predict when the market will return to normalcy. This uncertainty may lead market participants to continue to act more conservatively, which may amplify decreases in demand and pricing in the markets we serve.

We could lose part or all of our investment in the real estate assets we have interests in, which could have a material adverse effect on our financial condition and results of operations.

There is the inherent possibility in all of our real estate investments that we could lose all or part of our investment. Real estate investments are generally illiquid, which may affect our ability to change our portfolio in response to changes in economic and other conditions. Moreover, regarding our investment in real estate, we may not be able to unilaterally decide the timing of the disposition of an investment, and as a result, we may not control when and whether any gain will be realized or loss avoided. The value of our investments can also be diminished by:

•	civil unrest, acts of war and terrorism and acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured or underinsured losses);

•

the impact of present or future legislation in the U.S., Europe or Japan (including environmental regulation, changes in laws concerning foreign ownership of property, changes in real estate tax rates, changes in zoning laws and laws requiring upgrades for disabled persons) and the cost of compliance with these types of legislation; and

•	liabilities relating to claims to the extent insurance is not available or is inadequate.

The March 2011 earthquake and tsunami in Japan may adversely affect our business in Japan, which may negatively affect our operating results.

In March 2011, a 9.0 magnitude earthquake hit the Tohoku region in northern Honshu, Japan, which also triggered multiple tsunamis along the Pacific coast of Japan, North America and South America, causing thousands of casualties and injuries as well as severe damage to roads, buildings and infrastructure. Moreover, nuclear reactors in Fukushima, Japan melted down resulting in hydrogen explosions and radiation leakage.

As of September 30, 2011, we held ownership interests in 51 properties in Japan, and our Adjusted EBITDA in Japan accounted for approximately 22% of our total Adjusted EBITDA for the nine months ended September 30, 2011.

We cannot assure you that we will not suffer from the long-term impact of the earthquake and the tsunami. The catastrophic loss of lives, businesses and infrastructure may have an indirect impact on us by affecting our employees, customers, and the overall economy in Japan, and may reduce the demand for our products and services. Japan historically has been vulnerable to natural disaster risks, including tsunamis and earthquakes. Further earthquakes, aftershocks therefrom or other disasters in Japan may cause a decline in our revenues. Any of the above events or developments may have a material adverse effect on our business, results of operations and financial condition.

We may be unsuccessful in renovating the properties we acquire resulting in investment losses.

Part of our investment strategy is to locate and acquire real estate assets that we believe are undervalued and to improve them to increase their resale value. We face risks arising from the acquisition of properties not yet fully developed or in need of substantial renovation or redevelopment, particularly the risk that we overestimate the value of the property and the risk that the cost or time to complete the renovation or redevelopment will exceed the budgeted amount. Such delays or cost overruns may arise from:

•	shortages of materials or skilled labor;

•	a change in the scope of the original project;

•	the difficulty in obtaining necessary zoning, land-use, environmental, building, occupancy and other governmental permits and authorization;

•	the discovery of structural or other latent defects in the property once construction has commenced; and

•	delays in obtaining tenants.

Any failure to complete a redevelopment project in a timely manner and within budget or to sell or lease the project after completion could have a material adverse effect upon our business, results of operation and financial condition.

We may not recover all or any of our investment in the mezzanine loans we make or acquire due to a number of factors including the fact that such loans are subordinate to the interests of senior lenders.

We have made and expect to continue to make or acquire mezzanine loans, which are loans that are secured by real property, but are subject to the interests of lenders who are senior to us. These mezzanine loans are considered to involve a high degree of risk compared to other types of loans secured by real property. This is due to a variety of factors, including that a foreclosure by the holder of the senior loan could result in our mezzanine loan becoming uncollectible. Accordingly, we may not recover the full amount, or any, of our investment in mezzanine loans. In addition, mezzanine loans may have higher loan to value ratios than conventional term loans.

We may not be able to consummate the acquisition of the loan portfolio in the United Kingdom successfully.

In August 2011, we, along with our institutional partners, agreed to acquire a portfolio consisting of 27 performing loans with an unpaid principal balance of approximately $2.3 billion ($1.8 billion purchase price) secured by real estate located in the United Kingdom. The parties closed the first of two tranches (the “First Tranche”) in the transaction on October 21, 2011 for $1.4 billion in equity. The closing of the second tranche of loans (the “Second Tranche”) is expected to occur on or around November 29, 2011 for $400 million.

The acquisition of the Second Tranche is contingent on standard closing conditions. If, for some reason, we are unable to satisfy our closing conditions with respect to the Second Tranche, or the seller does not satisfy its closing conditions with respect thereto, we will not be able to acquire the Second Tranche. We expect to incur substantial legal, accounting, financial advisory and/or other costs and our management expects to devote considerable time and effort in connection with the acquisition of the Second Tranche. If the acquisition of the Second Tranche is not completed, we will likely have borne certain fees and expenses associated with the acquisition of the Second Tranche without realizing the benefits of the acquisition.

In addition, we and our institutional partners intend to seek debt financing in connection with the acquisition of the Second Tranche, but we cannot assure you that such debt financing will be available on favorable terms in a timely manner or at all. If we and the other investors are unable to raise sufficient proceeds from the contemplated debt financing, we and/or they may need to seek alternative sources of financing to close the acquisition. There can be no assurance that such alternative sources of financing will be available on favorable terms or at all.

Even if we successfully acquire the Second Tranche, there is no guarantee that it, or the already acquired First Tranche, will produce positive results.

The expansion of our business into Europe may expose us to risks related to conducting our business in a new international market.

We may have difficulty managing our expansion into Europe where, in comparison with the U.S. and Japan, our knowledge and understanding of the local economies is not as robust, we have fewer business relationships and less familiarity with the local real estate, zoning and development regulations and other governmental procedures and regulations.

In addition, there are risks inherent in conducting business internationally, which include:

•	restrictions and problems relating to the repatriation of profits;

•	difficulties and costs of staffing and managing international operations;

•	the burden of complying with multiple and potentially conflicting laws;

•	laws restricting foreign companies from conducting business and unexpected changes in regulatory requirements;

•	the impact of different business cycles and economic instability;

•	political instability and civil unrest;

•

greater difficulty in perfecting our security interests, collecting accounts receivable, foreclosing on security and protecting our interests as a creditor in bankruptcies in certain geographic regions;

•	potentially adverse tax consequences;

•	share ownership restrictions on foreign operations;

•	the tax and tariff regimes of the countries in which we do business; and

•	geographic, time zone, language and cultural differences between personnel in different areas of the world.

Our operations in Japan subject us to social, political and economic risks associated with conducting business in foreign countries, which may materially adversely effect our business and results of operations.

One of our strategies for the future is to continue our operations in Japan. The scope of our international operations may lead to more volatile financial results and difficulties in managing our businesses. This volatility and difficulty could be caused by many of the same risks described above in the risk factor “The expansion of our business into Europe may expose us to risks related to conducting our business in a new international market.”

Our joint venture activities subject us to unique third-party risks, including risks that other participants may become bankrupt or take action contrary to our best interests.

We have utilized joint ventures for large commercial investments and real estate developments. We plan to continue to acquire interests in additional limited and general partnerships, joint ventures and other enterprises, collectively referred to herein as “joint ventures,” formed to own or develop real property or interests in real property or note pools. It is our strategy in Japan to invest primarily through joint ventures. We have acquired and may acquire minority interests in joint ventures and we may also acquire interests as a passive investor without rights to actively participate in management of the joint ventures. Investments in joint ventures involve additional risks, including the possibility that the other participants may become bankrupt or have economic or other business interests or goals which are inconsistent with ours, that we will not have the right or power to direct the management and policies of the joint ventures and that other participants may take action contrary to our instructions or requests and against our policies and objectives. Should a participant in a material joint venture act contrary to our interest, it could have a material adverse effect upon our business, results of operations and financial condition. Moreover, we cannot be certain that we will continue these investments, or that we can identify suitable joint venture partners and form new joint ventures in the future.

We purchase distressed loans and loan portfolios that have a higher risk of default and delinquencies than newly originated loans and as a result, we may lose part or all of our investment in such loans and loan portfolios.

We may purchase loans and loan portfolios that are unsecured or secured by real or personal property. These loans and loan portfolios are generally non-performing or sub-performing, and often are in default at the time of purchase. In general, the distressed loans and loan portfolios we acquire are highly speculative investments and have a greater than normal risk of future defaults and delinquencies as compared to newly originated loans. Returns on loan investments depend on the borrower’s ability to make required payments or, in the event of default, our security interests, if any, and our ability to foreclose and liquidate whatever property that secure the loans and loan portfolios. We cannot be sure that we will be able to collect on a defaulted loan or foreclose on security successfully or in a timely fashion. There may also be instances when we are able to acquire title to an underlying property and sell it, but not make a profit on its investment.

We may not be successful in competing with companies in the real estate services and investment industry, some of which may have substantially greater resources than we do.

Real estate investment and services businesses are highly competitive. Our principal competitors include both large multinational companies and national and regional firms, such as Jones Lang LaSalle, Inc. and CBRE Group, Inc. Many of our competitors have greater financial resources and a broader global presence than we do. We compete with companies in the U.S., and to a limited extent, in Europe and Japan, with respect to:

•	selling commercial and residential properties on behalf of customers through brokerage and auction services;

•	leasing and property management, including construction and engineering services;

•	purchasing commercial and residential properties, as well as undeveloped land for our own account; and

•	acquiring secured and unsecured loans.

Our services operations must compete with a growing number of national firms seeking to expand market share. There can be no assurance that we will be able to continue to compete effectively, maintain current fee levels or arrangements, continue to purchase investment properties profitably or avoid increased competition.

If we are unable to maintain or develop new client relationships, our service business and financial condition could be substantially impaired.

We are highly dependent on long-term client relationships and on revenues received for services with third-party owners and related parties. A considerable amount of our revenues are derived from fees related to our service business. The majority of our property management agreements are cancelable prior to their expiration by the client for any reason on as little as 30 to 60 days’ notice. These contracts also may not be renewed when their respective terms expire. If we fail to maintain existing relationships, fail to develop and maintain new client relationships or otherwise lose a substantial number of management agreements, we could experience a material adverse change in our business, financial condition and results of operations.

Decreases in the performance of the properties we manage are likely to result in a decline in the amount of property management fees and leasing commissions we generate.

Our property management fees are generally structured as a percentage of the revenues generated by the properties that we manage. Similarly, our leasing commissions typically are based on the value of the lease commitments. As a result, our revenues are adversely affected by decreases in the performance of the properties we manage and declines in rental value. Property performance will depend upon, among other things, our ability to control operating expenses (some of which are beyond our control), and financial conditions generally and in the specific areas where properties are located and the condition of the real estate market generally. If the performance or rental values of the properties we manage decline, the management fees and leasing commissions we derive from such properties could be materially adversely affected.

Our leasing activities are contingent upon various factors, including tenant occupancy and rental rates, which if adversely affected, could cause our operating results to suffer.

A significant portion of our property management business involves facilitating the leasing of commercial space. In certain areas of operation, there may be inadequate commercial space to meet demand and there is a potential for a decline in the number of overall lease and brokerage transactions. In areas where the supply of commercial space exceeds demand, we may not be able to renew leases or obtain new tenants for our owned and managed rental properties as leases expire. Moreover, the terms of new leases and renewals (including renovation costs or costs of concessions to tenants) may be less favorable than current leases. Our revenues may be adversely affected by the failure to promptly find tenants for substantial amounts of vacant space, if rental rates on new or renewal leases are significantly lower than expected, or if reserves for costs of re-leasing prove inadequate. We cannot be sure that we can continue to lease properties for our clients and for our own account in a profitable manner.

Our ability to lease properties also depends on:

•	the attractiveness of the properties to tenants;

•	competition from other available space;

•	our ability to provide adequate maintenance and obtain insurance and to pay increased operating expenses which may not be passed through to tenants;

•	the availability of capital to periodically renovate, repair and maintain the properties, as well as for other operating expenses; and

•	the existence of potential tenants desiring to lease the properties.

If we are unable to identify, acquire and integrate suitable acquisition targets, our future growth will be impeded.

Acquisitions and expansion have been, and will continue to be, a significant component of our growth strategy for the future. While maintaining our existing business lines, we intend to continue to pursue a sustained growth strategy by increasing revenues from existing clients, expanding the breadth of our service offerings, seeking selective co-investment opportunities and pursuing strategic acquisitions. Our ability to manage our growth will require us to effectively integrate new acquisitions into our existing operations while managing development of principal properties. We expect that significant growth in several business lines occurring simultaneously will place substantial demands on our managerial, administrative, operational and financial resources. We cannot be sure that we will be able to successfully manage all factors necessary for a successful expansion of our business. Moreover, our strategy of growth depends on the existence of and our ability to identify attractive and synergistic acquisition targets. The unavailability of suitable acquisition targets, or our inability to find them, may result in a decline in business, financial condition and results of operations.

Our business is highly dependent upon the economy and real estate market in California, which have recently experienced a significant downturn and are vulnerable to future decline.

We have a high concentration of our business activities in California. Consequently, our business, results of operations and financial condition are dependent upon general trends in California’s economy and real estate market. California’s economy has experienced a significant downturn in the recent recession and a sustained decline in the value of California real estate. Real estate market declines in California have become so severe that the market value of a number of properties securing loans has become significantly less than the outstanding balances of those loans. Real estate market declines may negatively affect our ability to sell property at a profit. In addition, California historically has been vulnerable to certain natural disaster risks, such as earthquakes, floods, wild fires and erosion-caused mudslides. The existence of adverse economic conditions or the occurrence of natural disasters in California could have a material adverse effect on our business, financial condition and results of operations.

We own real estate properties located in Hawaii, which subjects us to unique risks relating to, among other things, the current recession in Hawaii, Hawaii’s economic dependence on fluctuating tourism, the isolated location of Hawaii and the potential for natural disasters.

We conduct operations and own properties in Hawaii. Consequently, our business, results of operations and financial condition are dependent upon and affected by general trends in Hawaii’s economy and real estate market. Hawaii’s economy has experienced a significant downturn in the current recession and a sustained decline in the value of Hawaiian real estate. Real estate market declines may negatively affect our ability to sell property at a profit. In addition, Hawaii’s economy is largely dependent upon tourism, which is subject to fluctuation and has recently experienced a significant drop. Hawaii historically has also been vulnerable to certain natural disaster risks, such as tsunamis, hurricanes and earthquakes, which could cause damage to properties owned by us or property values to decline in general. Hawaii’s remote and isolated location also may create additional operational costs and expenses, which could have a material adverse impact on our financial results.

Our auction services business has historically been countercyclical and, as a result, our operating results may be adversely affected when general economic conditions are improving.

Our results of operations are dependent on the performance of our auction services group, which historically has been countercyclical. Our auction services group has recently experienced an increase in revenues due to, among other things, the substantial increase in the number of foreclosures stemming from the current economic crisis. Improvements in general economic conditions may cause auction service revenues to decrease, which could cause a material adverse impact on our results of operations.

If we fail to comply with laws and regulations applicable to us in our role as a real estate broker, property/facility manager or developer, we may incur significant financial penalties.

We are subject to numerous federal, state, local and non-U.S. laws and regulations specific to the services we perform in our business, as well as laws of broader applicability, such as tax, securities and employment laws. Brokerage of real estate sales and leasing transactions and the provision of property management and valuation services require us to maintain applicable licenses in each U.S. state and certain non-U.S. jurisdictions in which we perform these services. If we fail to maintain our licenses or conduct these activities without a license, or violate any of the regulations covering our licenses, we may be required to pay fines (including treble damages in certain states) or return commissions received or have our licenses suspended or revoked.

We have certain obligations in connection with our real estate brokerage services which could subject us to liability in the event litigation is initiated against us for an alleged breach of any such obligation.

As a licensed real estate broker, we and our licensed employees are subject to certain statutory due diligence, disclosure and standard-of-care obligations. Failure to fulfill these obligations could subject us or our employees to litigation from parties who purchased, sold or leased properties they brokered or managed. In addition, we may become subject to claims by participants in real estate sales claiming that we did not fulfill our statutory obligations as a broker.

We may become subject to claims for construction defects or other similar actions in connection with the performance of our property management services.

In our property management capacity, we hire and supervise third-party contractors to provide construction and engineering services for our properties. While our role is limited to that of a supervisor, we cannot be sure that we will not be subjected to claims for construction defects or other similar actions. Adverse outcomes of property management litigation could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to potential environmental liability.

Under various foreign, federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the cleanup of hazardous or toxic substances and may be liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by governmental entities or third parties in connection with the contamination. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances, even when the contaminants were associated with previous owners or operators. The costs of investigation, remediation or removal of hazardous or toxic substances may be substantial, and the presence of those substances, or the failure to properly remediate those substances, may adversely affect the owner’s or operator’s ability to sell or rent the affected property or to borrow using the property as collateral. The presence of contamination at a property can impair the value of the property even if the contamination is migrating onto the property from an adjoining property. Additionally, the owner of a site may be subject to claims by parties who have no relation to the property based on damages and costs resulting from environmental contamination emanating from the site.

In connection with the direct or indirect ownership, operation, management and development of real properties, we may be considered an owner or operator of those properties or as having arranged for the disposal or treatment of hazardous or toxic substances. Therefore, we may be potentially liable for removal or remediation costs.

Certain foreign, federal, state and local laws, regulations and ordinances also govern the removal, encapsulation or disturbance of asbestos-containing materials during construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of asbestos-containing materials, and third parties may seek recovery from owners or operators of real properties for personal injuries associated with asbestos-containing materials. We may be potentially liable for those costs for properties that we own. In the past, we have been required to remove asbestos from certain buildings that we own or manage. There can be no assurance that in the future we will not be required to remove asbestos from our buildings or incur other substantial costs of environmental remediation.

Before consummating the acquisition of a particular piece of real property, it is our policy to retain independent environmental consultants to conduct an environmental review of the real property, including performing a Phase I environmental review. These assessments have included, among other things, a visual inspection of the real properties and the surrounding area and a review of relevant federal, state and historical documents. It is possible that the assessments we commissioned do not reveal all environmental liabilities or that there are material environmental liabilities of which we are currently unaware. There can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability or that the current environmental condition of our properties will not be affected by tenants, by the condition of land or operations in the vicinity of those properties, or by unrelated third parties. There can be no assurance that federal, state and local agencies or private plaintiffs will not bring any actions in the future, or that those actions, if adversely resolved, would not have a material adverse effect on our business, financial condition and results of operations.

We may incur unanticipated expenses relating to laws benefiting disabled persons.

The Americans with Disabilities Act, or the ADA, generally requires that public accommodations such as hotels and office buildings be accessible to disabled people. If our properties are not in compliance with the ADA, the U.S. federal government could fine us or private litigants could sue us for money damages. If we are required to make substantial alterations to one or more of our properties, our results of operations could be materially adversely affected.

We may incur significant costs complying with laws, regulations and covenants that are applicable to our properties and operations.

The properties in our portfolio and our operations are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Such laws and regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. There can be no assurance that existing laws and regulations will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our failure to obtain required permits, licenses and zoning relief or to comply with applicable laws could have a material adverse effect on our business, financial condition and results of operations.

Our property insurance coverages are limited and any uninsured losses could cause us to lose part or all of our investment in our insured properties.

We carry comprehensive general liability coverage and umbrella coverage on all of our properties with limits of liability that we deem adequate and appropriate under the circumstances (subject to deductibles) to insure against liability claims and provide for the cost of legal defense. There are, however, certain types of extraordinary losses that may be either uninsurable, or that are not generally insured because it is not economically feasible to insure against those losses. Should any uninsured loss occur, we could lose our investment in, and anticipated revenues from, a property, which loss or losses could have a material adverse effect on our operations. Currently, we also insure some of our properties for loss caused by earthquake in levels we deem appropriate and, where we believe necessary, for loss caused by flood. We cannot be sure that the occurrence of an earthquake, flood or other natural disaster will not have a materially adverse effect on our business, financial condition and results of operations.

Risks Related to Our Company

If we are unable to raise additional debt and equity capital, our results of operations could suffer.

We depend upon third-party equity and debt financings to acquire properties through our investment business, which is a key driver of future growth. We estimate that in the next 12 to 18 months our acquisition plan will require between approximately $800 million and $1.3 billion in third-party equity and between approximately $2.0 billion and $2.5 billion in third-party debt. We expect to obtain debt financing from seller financing, the assumption of existing loans, government agencies and financial institutions. We expect to obtain equity financing from equity partners, which include pension funds, family offices, financial institutions, endowments and money managers. Our access to capital funding is uncertain. Our inability to raise additional capital on terms reasonably acceptable to us could jeopardize the future success of our business.

The loss of one or more key personnel could have a material adverse effect on our operations.

Our continued success is dependent to a significant degree upon the efforts of our senior executives, who have each been essential to our business. The departure of all or any of our executives for whatever reason or the inability of all or any of them to continue to serve in their present capacities or our inability to attract and retain other qualified personnel could have a material adverse effect upon our business, financial condition and results of operations. Our executives have built highly regarded reputations in the real estate industry. Our executives attract business opportunities and assist both in negotiations with lenders and potential joint venture partners and in the representation of large and institutional clients. If we lost their services, our relationships with lenders, joint ventures and clients would diminish significantly.

In addition, certain of our officers have strong regional reputations and they aid in attracting and identifying opportunities and negotiating for us and on behalf of our clients. In particular, we view the establishment and maintenance of strong relationships through certain officers as critical to our success in the Japanese market. As we continue to grow, our success will be largely dependent upon our ability to attract and retain qualified personnel in all areas of business. We cannot be sure that we will be able to continue to hire and retain a sufficient number of qualified personnel to support or keep pace with our planned growth.

The loss of our chief executive officer, or CEO, could have a material adverse effect on our operations.

Our continued success is dependent to a significant degree upon the efforts of our CEO, who is essential to our business. The departure of our CEO for whatever reason or the inability of our CEO to continue to serve in his present capacity could have a material adverse effect upon our business, financial condition and results of operations. Our CEO has built a highly regarded reputation in the real estate industry. Our CEO attracts business opportunities and assists both in negotiations with lenders and potential joint venture partners and in the representation of large and institutional clients. If we lost his services, our relationships with lenders, joint ventures and clients would diminish significantly. Furthermore, the departure of our CEO for whatever reason or the inability of our CEO to continue to serve as our Chairman and CEO would be an event of default under our unsecured revolving loan agreement.

Our revenues and earnings may be materially and adversely affected by fluctuations in foreign currency exchange rates due to our international operations.

Our revenues from non-U.S. operations have been primarily denominated in the local currency where the associated revenues were earned. Thus, we may experience significant fluctuations in revenues and earnings because of corresponding fluctuations in foreign currency exchange rates. To date, our foreign currency exposure has been limited to the Japanese Yen, the Euro and the Pound Sterling. Due to the constantly changing currency exposures to which we will be subject and the volatility of currency exchange rates, there can be no assurance that we will not experience currency losses in the future, nor can we predict the effect of exchange rate fluctuations upon future operating results. Our management may decide to use currency hedging instruments from time to time including foreign currency forward contracts, purchased currency options (where applicable) and foreign currency borrowings. The economic risks associated with these hedging instruments include unexpected fluctuations in inflation rates, which could impact cash flow relative to paying down debt, and unexpected changes in our underlying net asset position. There can be no assurance that any hedging will be effective.

Our operating results are subject to significant volatility from quarter to quarter as a result of the varied timing and magnitude of our strategic acquisitions and dispositions.

We have experienced a fluctuation in our financial performance from quarter to quarter due in part to the significance of revenues from the sales of real estate on overall performance. The timing of purchases and sales of our real estate investments has varied, and will continue to vary, widely from quarter to quarter due to variability in market opportunities, changes in interest rates, and the overall demand for residential and commercial real estate, among other things. While these factors have contributed to our increased operating income and earnings in the fourth quarter in past years, there can be no assurance that we will continue to perform well in the fourth quarter. In addition, the timing and magnitude of brokerage commissions paid to us may vary widely from quarter to quarter depending upon overall activity in the general real estate market and the nature of our brokerage assignments, among other things.

We have in the past incurred and may continue in the future to incur significant amounts of debt to finance acquisitions, which could negatively affect our cash flows and subject our properties or other assets to the risk of foreclosure.

We have historically financed new acquisitions and property purchases with cash derived from secured and unsecured loans and lines of credit. For instance, we typically purchase real property with loans secured by a mortgage on the property acquired. We anticipate the continuation of this trend. We do not have a policy limiting the amount of debt that we may incur. Accordingly, our management and board of directors have discretion to increase the amount of our outstanding debt at any time. We could become more highly leveraged, resulting in an increase in debt service costs that could adversely affect results of operations and increase the risk of default on debt. We may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase. If we are required to seek an amendment to our credit agreement, our debt service obligations may be substantially increased.

Some of our debt bears interest at variable rates. As a result, we are subject to fluctuating interest rates that may impact, adversely or otherwise, results of operations and cash flows. We may be subject to risks normally associated with debt financing, including that cash flow will be insufficient to make required payments of principal and interest; that existing indebtedness on our properties will not be able to be refinanced or our leverage could increase our vulnerability to general economic downturns and adverse competitive and industry conditions, placing us at a disadvantage compared to those of our competitors that are less leveraged; that our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and in the commercial real estate services industry; that our failure to comply with the financial and other restrictive covenants in the documents governing our indebtedness could result in an event of default that, if not cured or waived, results in foreclosure on substantially all of our assets; and that the terms of available new financing will not be as favorable as the terms of existing indebtedness. If we are unable to satisfy the obligations owed to any lender with a lien on one of our properties, the lender could foreclose on the real property or other assets securing the loan and we would lose that property or asset. The loss of any property or asset to foreclosure could have a material adverse effect on our business, financial condition and results of operations. From time to time, Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., rate our significant outstanding debt. These ratings and any downgrades thereof may impact our ability to borrow under any new agreements in the future, as well as the interest rates and other terms of any future borrowings, and could also cause a decline in the market price of our common stock. We cannot be certain that our earnings will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have sufficient earnings, we may be required to seek to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee that we will be able to do and which, if accomplished, may adversely impact our stock price.

Our debt obligations impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

Our existing debt obligations impose, and future debt obligations may impose, significant operating and financial restrictions on us. These restrictions limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	repay indebtedness (including our senior notes due 2019 and our 2037 debentures) prior to stated maturities;

•	pay dividends on, redeem or repurchase our stock or make other distributions;

•	make acquisitions or investments;

•	create or incur liens;

•	transfer or sell certain assets or merge or consolidate with or into other companies;

•	enter into certain transactions with affiliates;

•	sell stock in our subsidiaries;

•	restrict dividends, distributions or other payments from our subsidiaries; and

•	otherwise conduct necessary corporate activities.

In addition, our unsecured revolving credit facility and the indenture governing our 2037 debentures require us to maintain compliance with specified financial covenants, including maximum balance sheet leverage and fixed charge coverage ratios. As of September 30, 2011, we were in compliance with these covenants. These covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

If we fail to comply with our obligations under our registration rights agreements related to our senior notes, we may be required to pay additional interest on such senior notes.

On April 5, 2011, we issued $200 million in aggregate principal amount of 8.75% senior notes due 2019 in a private placement. On April 12, 2011, we issued an additional $50 million in aggregate principal amount of such notes in a private placement. In connection with our senior notes offerings, we entered into registration rights agreements. Under these agreements, we are obligated to file a registration statement pursuant to which we will offer to exchange the senior notes for substantially similar notes that have been registered under the Securities Act of 1933, as amended, or the Securities Act. We filed a registration statement on Form S-4 with the SEC on October 5, 2011 with respect to the senior notes. If we fail to cause that registration statement on Form S-4 relating to the exchange offer to become effective or if we fail to consummate the exchange offer within specified time periods, we will be required to pay additional interest on the senior notes of 0.25% per annum during the first 90-day period after the specified time periods have passed and such additional interest will increase 0.25% per annum at the end of each subsequent 90-day period until a registration statement becomes effective or the exchange offer is consummated, as the case may be, up to a maximum increase of 1.00% per annum.

We have guaranteed a number of loans in connection with various equity partnerships, which may result in us being obligated to make substantial payments.

We have provided guarantees associated with loans secured by assets held in various joint venture partnerships. The maximum potential amount of future payments (undiscounted) we could be required to make under the guarantees was approximately $21 million at September 30, 2011. The guarantees expire through 2015 and our performance under the guarantees would be required to the extent there is a shortfall upon liquidation between the principal amount of the loan and the net sales proceeds of the property. If we were to become obligated to perform on these guarantees, it could have an adverse effect on our financial condition.

We have a number of equity partnerships that are subject to obligations under certain “non-recourse carve out” guarantees that may be triggered in the future.

Most of our real estate properties within our equity partnerships are encumbered by traditional non-recourse debt obligations. In connection with most of these loans, however, we entered into certain “non-recourse carve out” guarantees, which provide for the loans to become partially or fully recourse against us if certain triggering events occur. Although these events are different for each guarantee, some of the common events include:

•	The special purpose property-owning subsidiary’s filing a voluntary petition for bankruptcy;

•	The special purpose property-owning subsidiary’s failure to maintain its status as a special purpose entity; and

•

Subject to certain conditions, the special purpose property-owning subsidiary’s failure to obtain lender’s written consent prior to any subordinate financing or other voluntary lien encumbering the associated property.

In the event that any of these triggering events occur and the loans become partially or fully recourse against us, our business, financial condition, results of operations and common stock price could be materially adversely affected.

The deteriorating financial condition and/or results of operations of certain of our clients could adversely affect our business.

We could be adversely affected by the actions and deteriorating financial condition and results of operations of certain of our clients if that led to losses or defaults by one or more of them, which in turn, could have a material adverse effect on our results of operations and financial condition. Any of our clients may experience a downturn in its business that may weaken its results of operations and financial condition. As a result, a client may fail to make payments when due, become insolvent or declare bankruptcy. Any client bankruptcy or insolvency, or the failure of any client to make payments when due, could result in material losses to our company. A client bankruptcy would delay or preclude full collection of amounts owed to us. Additionally, certain corporate services and property management client agreements require that we advance payroll and other vendor costs on behalf of clients. If such a client were to file bankruptcy or otherwise fail, we may not be able to obtain reimbursement for those costs or for the severance obligations we would incur as a result of the loss of the client.

We may incur expenses associated with defending lawsuits filed by former holders of Kennedy-Wilson, Inc.’s stock.

On November 13, 2009, our wholly owned subsidiary, KW Merger Sub Corp., merged with and into Kennedy-Wilson, Inc. Prior to the merger, a small percentage of Kennedy-Wilson, Inc.’s outstanding common stock was owned by holders who were not known to our management. If one or more of these holders were to bring a claim alleging that members of Kennedy-Wilson, Inc.’s board of directors breached their fiduciary duties in connection with approving the merger, we would incur costs defending and/or settling such claim.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

As of September 30, 2011, we had $36.2 million of federal and $41.8 million of state net operating loss carryforwards available to offset future taxable income. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Code has previously occurred or will occur as a result of this offering. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability to us.

Risks Related to Ownership of Our Common Stock

Our directors and officers and their affiliates are significant stockholders, which makes it possible for them to have significant influence over the outcome of all matters submitted to stockholders for approval and which influence may be in conflict with our interests and the interests of our other stockholders.

As of September 30, 2011, our directors and executive officers and their respective affiliates owned an aggregate of approximately 37% of the outstanding shares of our common stock. These stockholders will have significant influence over the outcome of all matters submitted for stockholder approval, including the election of our directors and other corporate actions. In addition, such influence by one or more of these individuals or affiliates could have the effect of discouraging others from attempting to purchase or take us over and/or reducing the market price offered for our common stock in such an event.

We may issue additional equity securities which may dilute your interest in us.

In order to expand our business, we may consider offering and issuing additional equity or equity-based securities. Holders of our securities may experience a dilution in the net tangible book value per share held by them if this occurs. The number of shares that we may issue for cash without stockholder approval will be limited by the rules of the New York Stock Exchange or other exchange on which our securities are listed. However, there are generally exceptions which allow companies to issue a limited number of equity securities without stockholder approval, which would dilute your ownership.

In addition, as of September 30, 2011, we had 8,407,448 warrants outstanding. The warrants carry an exercise price of $12.50 and expire on November 14, 2013. We may call for redemption of the warrants in whole and not in part at a price of $0.01 per warrant upon not less than 30 days’ prior written notice of redemption to each warrant holder if the share price of our common stock equals or exceeds $19.50 per share for any 20 trading days within a 30-trading-day period ending on the third business day prior to the notice of redemption to warrant holders and if, between the date notice of redemption is given and the redemption date, a registration statement covering the shares issuable upon exercise of the warrants is effective and a current prospectus related to such shares is available. We have also granted restricted share awards to certain of our employees, which vest ratably over a five-year period. As of September 30, 2011, there were 1,978,150 unvested shares of our restricted stock outstanding. If all of these warrants were exercised, and all shares of restricted stock fully vest, the common shares issuable from these warrants and restricted stock awards would represent approximately 16% of our outstanding common stock as of September 30, 2011, and would, upon their exercise and vesting, as applicable, dilute the interests of other stockholders and could adversely affect the market price of our common stock.

The price of our common stock may be volatile.

The price of our common stock may be volatile due to factors such as:

•	changes in real estate prices;

•	actual or anticipated fluctuations in our quarterly and annual results and those of our publicly held competitors;

•	mergers and strategic alliances among any real estate companies;

•	market conditions in the industry;

•	changes in government regulation and taxes;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	investor sentiment toward the stock of real estate companies in general;

•	announcements concerning us or our competitors; and

•	the general state of the securities markets.

The sale of a substantial number of our shares of common stock in the public market could reduce the market price of our common stock.

Future sales of a substantial number of shares of our common stock in the public market (or the perception that such sales may occur) could reduce the market price of our common stock and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have 52,089,646 shares of our common stock issued and 50,974,706 shares of our common stock outstanding. All of the shares that are being sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates.

In addition, subject to certain exceptions and extensions described under the heading “Underwriting” in this prospectus supplement, we and our directors and named executive officers have agreed that they will not offer, sell or agree to sell, directly or indirectly, any shares of our common stock for a period of 60 days from the date of this prospectus supplement, subject to certain exceptions. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

The declaration and payment of dividends is at the sole discretion of our board of directors and they are not obligated to authorize the declaration and payment of dividends in the future.

Although our board of directors authorized us to pay a quarterly dividend of $0.04 per share of our common stock in October 2011, the declaration and payment of any future dividends is at the sole discretion of our board of directors and if they elect not to authorize the declaration and payment of dividends in the future, any gains from investment in our common stock may only come from increases in our stock prices, if any.

Our common stock may be delisted, which could limit your ability to trade our common stock and subject us to additional trading restrictions.

Our common stock is listed on the New York Stock Exchange, a national securities exchange. We cannot assure you that our common stock will continue to be listed on the New York Stock Exchange in the future. If the New York Stock Exchange delists our common stock from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common stock;

•	a limited amount of news and analyst coverage for our company;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future; and

•	limited liquidity for our stockholders due to thin trading.

Our staggered board may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders, and certain anti-takeover provisions in our organizational documents may discourage a change in control.

Our second amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, each of which generally serves for a term of three years, with only one class of directors being elected in each year. As a result, at any annual meeting only a minority of the board of directors will be considered for election. Since this “staggered board” would prevent our stockholders from replacing a majority of our board of directors at any annual meeting, it may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders. Additionally, certain provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

In addition, Section 203 of the Delaware General Corporation Law, may, under certain circumstances, make it more difficult for a person who would be an “interested stockholder,” which is defined generally as a person with 15% or more of a corporation’s outstanding voting stock, to effect a “business combination” with the corporation for a three-year period. A “business combination” is defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many stockholders. As a result, stockholders may be limited in their ability to obtain a premium for their shares.

FORWARD-LOOKING STATEMENTS

Statements made by us in this prospectus supplement and the accompanying prospectus and in other reports and statements released by us that are not historical facts constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21 of the Securities Exchange Act. These forward-looking statements are necessary estimates reflecting the judgment of our senior management based on our current estimates, expectations, forecasts and projections and include comments that express our current opinions about trends and factors that may impact future operating results. Disclosures that use words such as “believe,” “anticipate,” “estimate,” “intend,” “could,” “plan,” “expect,” “project” or the negative of these, as well as similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of our control, and involve known and unknown risks and uncertainties that could cause our actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. For a discussion of factors that could impact our future results, performance or transactions, please carefully read the section entitled “Risk Factors” above. Such factors include:

•	disruptions in general economic and business conditions, particularly in geographies where our business may be concentrated;

•

the continued volatility and disruption of the capital and credit markets, higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans and mezzanine financing, all of which could increase costs and could limit our ability to acquire additional real estate assets;

•	continued high levels of, or increases in, unemployment and general slowdowns in commercial activity;

•	our leverage and ability to refinance existing indebtedness or incur additional indebtedness;

•	an increase in our debt service obligations;

•	our ability to generate a sufficient amount of cash from operations to satisfy working capital requirements and to service our existing and future indebtedness;

•	our ability to achieve improvements in operating efficiency;

•	impacts of natural disasters, such as earthquakes or tsunamis, that are beyond our control;

•	foreign currency fluctuations;

•	adverse changes in the securities markets;

•	our ability to retain our senior management and attract and retain qualified and experienced employees;

•	our ability to attract new clients in our KW Services and KW Investments segments;

•	our ability to retain major clients and renew related contracts;

•	trends in use of large, full-service commercial real estate providers;

•	changes in tax laws in the United States, Europe or Japan that reduce or eliminate deductions or other tax benefits we receive;

•	availability of future acquisitions at favorable prices or upon advantageous terms and conditions; and

•	higher than anticipated costs relating to the acquisition of assets we may acquire.

Any such forward-looking statements, whether made in this prospectus supplement, the accompanying prospectus or elsewhere, should be considered in the context of the various disclosures made by us about our businesses including, without limitation, the risk factors discussed above. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $62.3 million (or approximately $71.7 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds that we receive from this offering to repay borrowings under our unsecured revolving credit facility and for working capital and general corporate purposes, including future acquisitions and co-investments. Our unsecured revolving credit facility has a maturity date of August 2013 and bears interest at rates ranging from the London Interbank Offered Rate (“LIBOR”) plus 2.50% to LIBOR plus 3.00%, with a minimum rate of 4.00%. As of November 4, 2011, the principal amount outstanding under the facility was $55 million. The borrowings under the facility were incurred in connection with our participation in the acquisition of the UK Loan Pool and our purchase of 180.2 million units of ordinary stock of the Bank of Ireland.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Kennedy-Wilson Holdings, Inc., as of September 30, 2011:

•	on an actual basis; and

•	on an as adjusted basis to reflect the estimated net proceeds from this offering of approximately $62.3 million after deducting the underwriting discount and estimated offering expenses.

You should read this table in conjunction with “Use of Proceeds,” “Summary Historical Consolidated Financial and Other Data,” and the more detailed information contained in our historical consolidated financial statements and description of our common stock thereto appearing elsewhere in this prospectus supplement and the documents incorporated herein by reference.

	As of September 30, 2011

	Actual	As Adjusted
Cash and cash equivalents(1)	$147,414,000	$209,739,000

Debt:
Secured Mortgage Loans	38,217,000	38,217,000
Unsecured Revolving Credit Facility(2)	–	–
Unsecured Loans	–	–
Senior Unsecured Notes	249,372,000	249,372,000
Junior Subordinated Debentures	40,000,000	40,000,000

Total Debt	327,589,000	327,589,000
Total Shareholders’ Equity(3)(4)	338,013,000	400,338,000
Non-Controlling Interest	15,572,000	15,572,000

Total Capitalization	$681,174,000	$743,499,000

(1)	Subsequent to September 30, 2011, in connection with our participation in the acquisition of a loan portfolio in the United Kingdom and our equity investment in the Bank of Ireland, we expended approximately $138 million in cash.

(2)	Total availability of $75 million for general corporate purposes and seasonal borrowings, subject to certain conditions. The average amount of revolver borrowings fluctuates during the year. As of September 30, 2011, we had no outstanding borrowings under our unsecured revolving credit facility and we had no letters of credit outstanding thereunder. As of November 4, 2011, the principal amount outstanding under the facility was $55 million.

(3)	Includes $100 million of Series A mandatory convertible preferred with a mandatory conversion date of May 19, 2015 and a conversion rate of $12.41 per share and $32.5 million of Series B mandatory convertible preferred with a mandatory conversion date of November 3, 2018 and a conversion rate of $10.70 per share.

(4)	Includes Common stock, $0.0001 par value; 125,000,000 shares authorized; 46,089,646 shares issued and 52,089,646 shares issued, as adjusted, as of September 30, 2011; 44,974,706 shares outstanding and 50,974,706 shares outstanding, as adjusted, as of September 30, 2011.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “KW.” The last reported sales price of our common stock on the New York Stock Exchange on November 10, 2011 was $11.53 per share. There were 44,974,706 shares of our common stock outstanding and 81 holders of record of our common stock as of November 10, 2011. The following table sets forth the high and low sales prices per share of our common stock as reported on the New York Stock Exchange from January 1, 2008 through November 10, 2011.

Price Range

	High	Low

Fiscal Year 2011

First Quarter	$11.07	$9.89

Second Quarter	12.35	10.70

Third Quarter	12.68	10.21

Fourth Quarter (through November 10, 2011)	12.85	10.08

Fiscal Year 2010

First Quarter	$10.40	$8.58

Second Quarter	11.79	9.95

Third Quarter	10.90	9.19

Fourth Quarter	10.96	9.21

Fiscal Year 2009

First Quarter	$9.49	$9.15

Second Quarter	9.68	9.45

Third Quarter	9.94	9.67

Fourth Quarter	10.25	8.85

Fiscal Year 2008

First Quarter	$9.20	$8.80

Second Quarter	9.31	9.05

Third Quarter	9.50	9.00

Fourth Quarter	9.15	8.16

The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to purchase shares of our common stock. You are urged to obtain current market quotations for our common stock and to review carefully the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus.

DIVIDEND POLICY

Our board of directors authorized us to declare a quarterly dividend of $0.04 per share of our common stock that was paid on October 14, 2011 to shareholders of record at the close of business on September 30, 2011.

Cumulative dividends on our Series A and Series B Preferred Stock accrue at an annual rate of 6% and 6.452%, respectively, of the purchase price, subject to adjustment under certain circumstances. The dividends are payable quarterly in arrears when, as and if declared by our board of directors.

The declaration and payment of any future dividends is at the sole discretion of our board of directors.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax considerations relevant to non-U.S. holders (as defined below) of the purchase, ownership and disposition of shares of our common stock, but does not purport to be a complete analysis of all potential tax effects. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions, all as of the date hereof and all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of our common stock. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	holders subject to the alternative minimum tax;

•	dealers in securities;

•	traders in securities;

•	partnerships, S corporations or other pass-through entities;

•	real estate investment trusts or regulated investment companies;

•	persons holding shares of our common stock as part of a “straddle,” “conversion transaction” or other risk reduction transaction; and

•	persons deemed to sell shares of our common stock under the constructive sale provisions of the Code.

In addition, this discussion is limited to non-U.S. holders purchasing shares of our common stock issued pursuant to this offering and who hold shares of our common stock as “capital assets” within the meaning of Section 1221 of the Code. Moreover, the effects of other U.S. federal tax laws (such as estate and gift tax laws) and any applicable state, local or foreign tax laws are not discussed.

If a partnership or other entity taxable as a partnership holds our common stock, the tax treatment of the partners in the partnership generally will depend on the status of the particular partner in question and the activities of the partnership. Such partners should consult their tax advisors as to the specific tax consequences to them of holding our common stock indirectly through ownership of their partnership interests.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

A “non-U.S. holder” is a beneficial owner of our common stock that is not a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) or a U.S. holder. A U.S. holder is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (a) a U.S. court can exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of the Code control all substantial trust decisions, or (b) the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

Special rules may apply to non-U.S. holders that are subject to special treatment under the Code, including controlled foreign corporations, passive foreign investment companies, United States expatriates, and foreign persons eligible for benefits under an applicable income tax treaty with the United States. Such non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Distributions on Our Common Stock

Distributions we make on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute returns of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its shares of our common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Gain on Sale or Disposition of Shares of Our Common Stock.”

Dividends paid to a non-U.S. holder of shares of our common stock that are not effectively connected with a U.S. trade or business conducted by such non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate as is specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish a valid IRS Form W-8BEN (or applicable successor form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent. If a non-U.S. holder qualifies for a reduced treaty rate but does not timely provide the required certification, the non-U.S. holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds shares of our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the shares of our common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on shares of our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net-income basis in the same manner as if such non-U.S. holder were a United States person and, for a non-U.S. holder that is a corporation, also may be subject to a branch profits tax at a rate of 30% (or such lower rate as is specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Sale or Disposition of Shares of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition and certain other requirements are met; or

•

shares of our common stock constitute a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or disposition of shares of our common stock or (ii) the non-U.S. holder’s holding period for shares of our common stock.

Unless an applicable tax treaty provides otherwise, the gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net-income basis in the same manner as if such non-U.S. holder were a United States person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as is specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as is specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses of the non-U.S. holder during the taxable year of the sale or disposition (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other real estate and business assets, however, there can be no assurance that we currently are a USRPHC or will remain a USRPHC in the future. Assuming we are a USRPHC, as long as shares of our common stock are regularly traded on an established securities market, a non-U.S. holder’s shares of our common stock will not be treated as a U.S. real property interest unless the non-U.S. holder actually or constructively held more than 5% of the shares of our common stock at any time during the shorter of (i) the five-year period ending on the date of the non-U.S. holder’s sale or disposition of such shares and (ii) the non-U.S. holder’s holding period for such shares. We believe, but cannot guarantee, that shares of our common stock will continue to be regularly traded on an established securities market. If gain on the sale or other taxable disposition of shares of our common stock was subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a United States person. In addition, in this case, if shares of our common stock were not regularly traded on an established securities market, the purchaser of such common stock would generally be required to withhold and remit to the IRS 10% of the purchase price.

Information Reporting and Backup Withholding

Generally, information returns must be filed annually with the IRS and to each non-U.S. holder with respect to the amount of dividends paid to such non-U.S. holder and the amount, if any, of tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established. Under certain circumstances, the Code imposes backup withholding on certain reportable payments. Backup withholding generally will not, however, apply to payments of dividends to a non-U.S. holder of shares of our common stock, provided that the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a United States person that is not an exempt recipient.

Unless a non-U.S. holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the IRS in connection with, and the non-U.S. holder may be subject to backup withholding on the proceeds from, a sale or other disposition of shares of our common stock. The certification procedures described in the immediately preceding paragraph will satisfy these certification requirements as well.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on dividends on, and gross proceeds from the sale or other disposition of, shares of our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain United States persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders.

Although these rules currently apply to applicable payments made after December 31, 2012, in recent guidance, the IRS has indicated that Treasury Regulations will be issued providing that the withholding provisions described above will apply to payments of dividends on our common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2015. Prospective investors should consult their tax advisors regarding these withholding provisions.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,300,000
Deutsche Bank Securities Inc.	2,100,000
JMP Securities LLC	300,000
CJS Securities, Inc.	300,000

Total	6,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.33 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discounts and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$11.00	$66,000,000	$75,900,000
Underwriting discount	$.55	$3,300,000	$3,795,000
Proceeds, before expenses, to us	$10.45	$62,700,000	$72,105,000

The expenses of the offering, not including the underwriting discounts, are estimated at $375,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 900,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our directors and named executive officers have agreed not to sell or transfer any of our common stock or securities convertible into or exchangeable or exercisable for our common stock for 60 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our common stock,

•	sell any option or contract to purchase any of our common stock,

•	purchase any option or contract to sell any of our common stock,

•	grant any option, right or warrant for the sale of any of our common stock,

•	otherwise dispose of or transfer any of our common stock,

•	request or demand that we file a registration statement related to our common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for our common stock, whether such common stock is owned now or acquired during the lock-up period referred to above (subject to extension as described below) by the person executing the lock-up agreement or for which the person executing the lock-up agreement now has or acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to the company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange

The shares are listed on the New York Stock Exchange under the symbol “KW.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial lending and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are, “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within

Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Los Angeles, California. The underwriters have been represented by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Kennedy-Wilson Holdings, Inc. and the related financial statement schedule as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and, with respect to the 2009 financial statements of KW Residential LLC, Grant Thornton Taiyo ASG, independent registered accounting firm, whose reports appear in our Annual Report on Form 10-K for the year ended December 31, 2010, and are incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

The consolidated balance sheet of KW Residential LLC and subsidiaries, as of December 31, 2010, and the related consolidated statements of operations and comprehensive income, members’ equity and cash flows for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG AZSA LLC, independent registered public accounting firm, whose report appears in our Annual Report on Form 10-K for the period ended December 31, 2010, and is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of KW Residential LLC and subsidiaries, as of December 31, 2009, and the related consolidated statements of operations and comprehensive income, members’ equity and cash flows for each of the two years in the period ended December 31, 2009, have been incorporated by reference herein in reliance upon the report of Grant Thornton Taiyo ASG, independent registered public accounting firm, whose report appears in our Annual Report on Form 10-K for the period ended December 31, 2010, and is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined statements of financial condition of KW Property Fund III, L.P. and KW Property Fund III (QP-A), L.P. including the combined schedules of investments as of December 31, 2010 and 2009, and the related combined statements of operations, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, whose report appears in our Annual Report on Form 10-K for the year ended December 31, 2010, and is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined balance sheet of KW/WDC Portfolio Member LLC and subsidiaries and One Carlsbad as of December 31, 2010, and the related combined statements of operations, equity, and cash flows for the year ended December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, whose report appears in our Annual Report on Form 10-K for the year ended December 31, 2010, and is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The historical summaries of gross income and direct operating expenses of 303-333 Hegenberger for the years ended December 31, 2010, 2009, and 2008 and the historical summary of gross income and direct operating expenses of 9320 Telstar Avenue for the year ended December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent auditors, whose reports appear in our Current Report on Form 8-K, dated October 3, 2011, and are incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s reports refer to the fact that the historical summaries of gross income and direct operating expenses of 303-333 Hegenberger and the historical summary of gross income and direct operating expenses of 9320 Telstar Avenue were prepared for the purpose of complying with the rules and regulations of the SEC and are not intended to be a complete presentation of gross income and direct operating expenses.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information we file with it, which means we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below and any future filings we make, including any filings filed after the date of this prospectus supplement, with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the termination of the offering covered by this prospectus supplement.

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC on March 14, 2011, and amended on July 25, 2011 (File No. 001-33824);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the SEC on May 9, 2011 (File No. 001-33824);

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, as filed with the SEC on August 9, 2011 (File No. 001-33824);

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, as filed with the SEC on November 7, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on March 28, 2011 (solely with respect to Item 8.01) (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on April 7, 2011 (solely with respect to Items 1.01, 2.03 and 9.01) (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on April 13, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on June 1, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on June 21, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on June 24, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on June 29, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on August 4, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on August 19, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on October 3, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on October 20, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on October 24, 2011 (File No. 001-33824); and

•

The description of our common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on March 18, 2010 (File No. 001-33824), including any amendments or reports filed for purposes of updating such description.

Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or accompanying prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or accompanying prospectus, or in any other document we subsequently file with the SEC, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus supplement or accompanying prospectus, except as modified or superseded.

Information that is “furnished to” the SEC shall not be deemed “filed with” the SEC and shall not be deemed incorporated by reference into this prospectus supplement, the accompanying prospectus or the registration statement of which the accompanying prospectus is a part.

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement but not delivered with this prospectus supplement. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

Kennedy-Wilson Holdings, Inc.

9701 Wilshire Boulevard, Suite 700

Beverly Hills, CA 90212

(310) 887-6400

Attn: Secretary

$250,000,000

KENNEDY-WILSON HOLDINGS, INC.

Common Stock

Preferred Stock

Warrants

We may offer and sell from time to time, in one or more offerings, in amounts, at prices and on terms determined at the time of any such offering, (i) shares of our common stock, (ii) shares of our preferred stock, which we may issue in one or more series, or (iii) warrants to purchase our common stock or preferred stock.

We refer to the common stock, preferred stock and warrants registered hereunder collectively as the “securities” in this prospectus. The securities will have a maximum aggregate offering price of $250,000,000 or its equivalent in a foreign currency based on the exchange rate at the time of sale, in amounts, at prices and on terms determined at the time of the offering of any such security.

We will provide the specific terms of these securities in one or more supplements to this prospectus at the time of offering. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

The securities may be offered directly by us, through agents designated from time to time by us or to or through underwriters or dealers. If any agents, dealers or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the sections entitled “Plan of Distribution” and “About this Prospectus” for more information. No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such series of securities.

Our common stock is listed on the New York Stock Exchange under the trading symbol “KW.” Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

Our principal executive offices are located at 9701 Wilshire Boulevard, Suite 700, Beverly Hills, California and our telephone number is (310) 887-6400.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE RISK FACTORS INCLUDED IN OUR PERIODIC REPORTS, IN ANY PROSPECTUS SUPPLEMENT RELATING TO SPECIFIC OFFERINGS OF SECURITIES AND IN OTHER DOCUMENTS THAT WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. SEE “RISK FACTORS” BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 3, 2011

You should rely only on the information contained in this prospectus, in an accompanying prospectus supplement or incorporated by reference herein or therein. We have not authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which they relate, and this prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is correct on any date after the respective dates of the prospectus and such prospectus supplement or supplements, as applicable, even though this prospectus and such prospectus supplement or supplements are delivered or shares are sold pursuant to the prospectus and such prospectus supplement or supplements at a later date. Since the respective dates of the prospectus contained in this registration statement and any accompanying prospectus supplement, our business, financial condition, results of operations and prospects may have changed. We may only use this prospectus to sell the securities if it is accompanied by a prospectus supplement.

i

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks incorporated by reference in this prospectus, including the risk factors set forth in our most recent Annual Report on Form 10-K filed with the SEC, together with the other information contained in this prospectus before making a decision to invest in our securities. If any of the risks occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks incorporated by reference in this prospectus. For more information, see the sections entitled “Where You Can Find Additional Information” and “Incorporation of Certain Information By Reference.”

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission, or SEC. Under this shelf registration process, we may sell securities, from time to time, in one or more offerings up to a total dollar amount of $250,000,000. This prospectus provides you with a general description of the securities we may offer, which is not meant to be a complete description of each security. Each time securities are sold, a prospectus supplement containing specific information about the terms of that offering will be provided, including the specific amounts, prices and terms of the securities offered. The prospectus supplement and any other offering material may also add to, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus. We urge you to read both this prospectus and any prospectus supplement and any other offering material (including a free writing prospectus) prepared by or on behalf of us for a specific offering of securities, together with additional information described under the heading “Where You Can Find Additional Information” on page 5 of this prospectus. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell or soliciting an offer to purchase these securities in any jurisdiction where the offer or sale is not permitted.

We may offer the securities directly, through agents, or to or through underwriters. The applicable prospectus supplement will describe the terms of the plan of distribution and set forth the names of any underwriters involved in the sale of the securities. See “Plan of Distribution” beginning on page 16 for more information on this topic. No securities may be sold without delivery of a prospectus supplement describing the method and terms of the offering of those securities.

Unless otherwise stated or the context otherwise requires, as used in this prospectus, the words “we,” “us,” “our” or the “company” refer to Kennedy-Wilson Holdings, Inc. and its subsidiaries.

KENNEDY-WILSON HOLDINGS, INC.

Our Company

Founded in 1977, we are a diversified, international real estate investment and services firm. We are a vertically-integrated real estate operating company with approximately 300 professionals in 22 offices throughout the U.S. and Japan. As of March 31, 2011, we had over $7 billion of assets under management totaling over 40 million square feet of properties throughout the U.S. and Japan, including ownership interests in 12,906 multifamily apartment units.

We have an integrated business model in which our services and investments segments complement each other and drive business across the platform. Our clients consist of a broad range of financial institutions (including banks and insurance companies) and real estate owners who require a full complement of real estate services. We believe that our service business and our established network of industry relationships allow us access to off-market investments, which we source primarily from banking institutions. In 2010, approximately 85% of our closed deals, many of which originated from distressed situations at the seller, were sourced directly from banks as opposed to competitive auction processes.

Our Business Segments

We operate in two core business segments: KW Services and KW Investments. KW Services provides a full array of real estate-related services to investors and lenders, with a strong focus on financial institution based clients. KW Investments invests our capital and our equity partners’ capital in multifamily, residential and office properties as well as loans secured by real estate.

KW Services

KW Services offers a comprehensive line of real estate services for the full lifecycle of real estate ownership and investment to clients that include financial institutions, developers, builders and government agencies. KW Services has three business lines: auction and conventional sales, property services and investment management. These three business lines generate revenue for us through commissions and fees.

Since our inception, we have sold more than $10 billion of real estate through our auction platform and are considered one of the leaders in auction marketing, conducting live and online auctions. The auction group executes accelerated marketing programs for all types of residential and commercial real estate. In 2010, we auctioned and conventionally sold over 40 projects in three countries and 20 states including California, Washington, Hawaii, Oregon, Texas, Nevada, Florida, Georgia, and North Carolina.

As of March 31, 2011, we manage over 40 million square feet of properties for institutional clients and individual investors in the U.S. and Japan, including 12,906 apartment units in which we own interests. With 22 offices throughout the U.S. and Japan, including five regional hubs, we have the capabilities and resources to provide property services to real estate owners as well as the experience as a real estate investor to understand client concerns.

Through our investment management business, we provide acquisition, asset management and disposition services to our equity partners as well as to third parties.

Additionally, KW Services plays a critical role in supporting the company’s investment strategy by providing local market intelligence and real-time data for evaluating and valuing investments, generating proprietary transaction flow and creating value through efficient implementation of asset management or repositioning strategies.

KW Investments

We invest our capital and our equity partners’ capital in real estate assets through joint ventures, separate accounts and commingled funds. We are typically the general partner in these investment vehicles with ownership interests ranging from approximately 5%-50% of the total equity investment in such vehicles. Our equity partners include financial institutions, foundations, endowments, high net worth individuals and other institutional investors. We generally get promoted interests in the profits of our investments beyond our ownership percentage.

Our investment philosophy is based on three core fundamentals:

•	significant proprietary deal flow from an established network of industry relationships, particularly with financial institutions;

•	focus on a systematic research process with a disciplined approach to investing; and

•	superior in-house operating execution.

Our primary investment markets include California, Washington, Hawaii and Japan, which we have identified as areas with dense populations, high barriers to entry, scarcity of land and supply constraints. We typically focus on the following opportunities:

•	real estate owners or lenders seeking liquidity;

•	under-managed or under-leased assets; and

•	repositioning opportunities.

Our principal executive offices are located at 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212 and our telephone number is (310) 887-6400. Our website is http://www.kennedywilson.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with respect to the securities offered in this prospectus with the SEC in accordance with the Securities Act of 1933, as amended, or the Securities Act, and the rules and regulations enacted under its authority. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any document referred to in this prospectus are not necessarily complete, and in each instance, we refer you to the full text of the document that is filed as an exhibit to the registration statement. Each statement concerning a document that is filed as an exhibit should be read along with the entire document. We also file annual, quarterly and current reports and other information with the SEC. For further information regarding us and the securities offered in this prospectus, we refer you to the registration statement and its exhibits and schedules, which may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also read and copy our reports and other information filed with the SEC at the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC. The SEC’s website address is http://www.sec.gov.

Our corporate website is http://www.kennedywilson.com. The information contained in, or that can be accessed through, our website is not part of this prospectus and should not be relied upon in determining whether to purchase our securities.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information we file with it, which means we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make, including any filings filed after the date of the initial registration statement that this prospectus forms a part of and prior to the effectiveness of such registration statement, with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the termination of the offering covered by this prospectus.

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC on March 14, 2011 (File No. 001-33824);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the SEC on May 9, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on March 28, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on April 7, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on April 13, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on June 1, 2011 (File No. 001-33824);

•	Our Current Report on Form 8-K filed with the SEC on June 24, 2011 (File No. 001-33824)

•	Our Current Report on Form 8-K filed with the SEC on June 29, 2011 (File No. 001-33824); and

•

The description of our common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on March 18, 2010 (File No. 001-32824), including any amendments or reports filed for purpose of updating such description.

Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the SEC, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

Information that is “furnished to” the SEC shall not be deemed “filed with” the SEC and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

Kennedy-Wilson Holdings, Inc.

9701 Wilshire Boulevard, Suite 700

Beverly Hills, CA 90212

(310) 887-6400

Attn: Secretary

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements made by us in this prospectus and in other reports and statements released by us that are not historical facts constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21 of the Securities Exchange Act. These forward-looking statements are necessary estimates reflecting the judgment of our senior management based on our current estimates, expectations, forecasts and projections and include comments that express our current opinions about trends and factors that may impact future operating results. Disclosures that use words such as “believe,” “anticipate,” “estimate,” “intend,” “could,” “plan,” “expect,” “project” or the negative of these, as well as similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of our control, and involve known and unknown risks and uncertainties that could cause our actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. For a discussion of factors that could impact our future results, performance or transactions, please carefully read the section entitled “Risk Factors” above. Such factors include:

•	disruptions in general economic and business conditions, particularly in geographies where our business may be concentrated;

•

the continued volatility and disruption of the capital and credit markets, higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans and mezzanine financing, all of which could increase costs and could limit our ability to acquire additional real estate assets;

•	continued high levels of, or increases in, unemployment and general slowdowns in commercial activity;

•	our leverage and ability to refinance existing indebtedness or incur additional indebtedness;

•	an increase in our debt service obligations;

•	our ability to generate a sufficient amount of cash from operations to satisfy working capital requirements and to service our existing and future indebtedness;

•	our ability to achieve improvements in operating efficiency;

•	foreign currency fluctuations;

•	adverse changes in the securities markets;

•	our ability to retain our senior management and attract and retain qualified and experienced employees;

•	our ability to attract new user and investor clients;

•	our ability to retain major clients and renew related contracts;

•	trends in use of large, full-service commercial real estate providers;

•	changes in tax laws in the United States or Japan that reduce or eliminate deductions or other tax benefits we receive;

•	future acquisitions may not be available at favorable prices or upon advantageous terms and conditions; and

•	costs relating to the acquisition of assets we may acquire could be higher than anticipated.

Any such forward-looking statements, whether made in this prospectus or elsewhere, should be considered in the context of the various disclosures made by us about our businesses including, without limitation, the risk factors discussed above. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds of any offering of our securities for working capital and other general corporate purposes, including acquisitions, repayment or refinancing of debt, additions to working capital, capital expenditures, investments in our subsidiaries, stock repurchases and other business opportunities. We will have significant discretion in the use of any net proceeds. We may provide additional information on the use of the net proceeds from the sale of our securities in an applicable prospectus supplement or other offering materials relating to the offered securities.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred dividends for the periods indicated:

		Year Ended December 31,
	Three Months Ended March 31, 2011	2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	n/a	1.51	n/a	n/a	n/a	n/a
Ratio of earnings to combined fixed charges and preferred stock dividends	n/a	1.02	—	—	—	—

The ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” consist of pretax income from continuing operations before noncontrolling interest and equity in income of joint ventures, and “fixed charges” consists of interest expense, whether capitalized or expensed and an estimate of interest expense within rental expense. For the three month period ended March 31, 2011 and the years ended December 31, 2009, 2008, 2007, and 2006 our earnings were insufficient to cover fixed charges and the deficiency of earnings were $2.7 million, $21.1 million, $9.5 million, $13.6 million, and $4.0 million, respectively.

The ratio of earnings to combined fixed charges and preferred stock dividends is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” has the meaning assigned above and “fixed charges” has the meaning assigned above plus preferred dividend requirements of consolidated subsidiaries. For the three month period ended March 31, 2011, our earnings were insufficient to cover fixed charges and preferred dividends and the deficiency of earnings was $4.8 million.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the common stock, preferred stock and warrants that we may offer and sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. At the time of an offering and sale, this prospectus together with the accompanying prospectus supplement will contain the material terms of the securities being offered.

DESCRIPTION OF COMMON STOCK

Our second amended and restated certificate of incorporation authorizes the issuance of 125,000,000 shares of common stock, par value $.0001. As of July 25, 2011, 44,974,706 shares of common stock were issued and outstanding. Holders of common stock have exclusive voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our second amended and restated certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. The payment of dividends, if ever, on the common stock will be subject to the prior payment of dividends on any outstanding shares of preferred stock. Our common stock has no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Our board of directors is divided into three classes, each of which generally serve for a term of three years with only one class of directors being elected in each year. A plurality of the votes cast at a stockholders meeting is sufficient to elect any director into office. There is no cumulative voting with respect to the election of directors.

DESCRIPTION OF PREFERRED STOCK

General. Our second amended and restated certificate of incorporation provides that we may issue up to 1,000,000 shares of preferred stock, $0.0001 par value per share, or preferred stock. Our second amended and restated certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, the designations, powers, and preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions, applicable to the shares of each series of preferred stock. Our board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of existing management by diluting the stock ownership or voting rights of a person seeking to obtain control of the company or remove existing management. As of July 25, 2011, 100,000 shares of our series A preferred stock were issued and outstanding and 32,550 shares of our series B preferred stock were issued and outstanding. Other than the series A preferred stock and series B preferred stock, no shares of preferred stock are currently outstanding.

The specific terms of a particular class or series of preferred stock will be described in the prospectus supplement relating to that class or series, including a prospectus supplement providing that preferred stock may be issuable upon the exercise of warrants we issue. The description of preferred stock set forth below and the description of the terms of a particular class or series of preferred stock set forth in the applicable prospectus supplement do not purport to be complete and are qualified in their entirety by reference to the articles supplementary relating to that class or series.

The preferences and other terms of the preferred stock of each class or series will be fixed by the certificate of designation relating to such class or series. A prospectus supplement, relating to each class or series, will specify the terms of the preferred stock as follows:

•	the title and stated value of such preferred stock;

•	the number of shares of such preferred stock offered, the liquidation preference per share and the offering price of such preferred stock;

•	the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

•	whether such preferred stock is cumulative or not and, if cumulative, the date from which dividends on such preferred stock shall accumulate;

•	the provision for a sinking fund, if any, for such preferred stock;

•	the provision for redemption, if applicable, of such preferred stock;

•	any listing of such preferred stock on any securities exchange;

•	preemptive rights, if any;

•	the terms and conditions, if applicable, upon which such preferred stock will be converted into our common stock, including the conversion price (or manner of calculation thereof);

•	a discussion of any material United States federal income tax consequences applicable to an investment in such preferred stock;

•	the relative ranking and preferences of such preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our company;

•

any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with such class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our company;

•	any voting rights of such preferred stock; and

•	any other specific terms, preferences, rights, limitations or restrictions of such preferred stock.

Rank. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, rank: (i) senior to all classes or series of our common stock, and to any other class or series of our stock expressly designated as ranking junior to the preferred stock; (ii) on parity with any class or series of our stock expressly designated as ranking on parity with the preferred stock; and (iii) junior to any other class or series of our stock expressly designated as ranking senior to the preferred stock.

Conversion Rights. The terms and conditions, if any, upon which any shares of any class or series of preferred stock are convertible into our common stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of shares of our common stock into which the shares of preferred stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such class or series of preferred stock, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such class or series of preferred stock.

Power to Increase Authorized Stock and Issue Additional Shares of Our Preferred Stock. The number of authorized shares of preferred stock may be increased by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to the resolutions adopted by the board of directors for such series. Our board of directors has the power to issue additional authorized but unissued shares of our preferred stock and to classify or reclassify unissued shares of our preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our stockholders or otherwise be in their best interest.

6.0% Convertible Series A Preferred Stock

General. Our board of directors and a duly authorized committee thereof approved the certificate of designation, a copy of which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part, creating the series A preferred stock as a class of our preferred stock, designated as the 6.0% convertible series A preferred stock. The series A preferred stock is validly issued, fully paid and nonassessable.

Ranking. The series A preferred stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding-up:

•	senior to all classes or series of our common stock, and to any other class or series of our stock expressly designated as ranking junior to the series A preferred stock;

•	on parity with any class or series of our stock expressly designated as ranking on parity with the series A preferred stock; and

•	junior to any other class or series of our stock expressly designated as ranking senior to the series A preferred stock.

Dividend Rate and Payment Date. Investors are entitled to receive cumulative cash dividends on the series A preferred stock from and including the date of original issue, payable quarterly in arrears on or about the last calendar day of January, April, July and October of each year, commencing June 30, 2010, at the rate of 6.0% per annum of the $1,000.00 liquidation preference per share. Dividends on the series A preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends.

Liquidation Preference. If we liquidate, dissolve or wind-up, holders of the series A preferred stock will have the right to receive $1,000.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) up to and including the date of payment, before any payment is made to holders of our common stock and any other class or series of stock ranking junior to the series A preferred stock as to liquidation rights. The rights of holders of series A preferred stock to receive their liquidation preference will be subject to the proportionate rights of any other class or series of our stock ranking on parity with the series A preferred stock as to liquidation.

Optional Conversion and Mandatory Conversion. Prior to May 19, 2015, each share of series A preferred stock is convertible, at the option of the holder at any time, into approximately 81 shares of our common stock, subject to adjustments under certain circumstances. On May 19, 2015, each outstanding share of series A preferred stock will automatically be converted into shares of our common stock.

Voting Rights. Holders of series A preferred stock generally have no voting rights. However, if we are in arrears on dividends on the series A preferred stock for three or more quarterly periods, whether or not consecutive, holders of the series A preferred stock (voting together as a class with the holders of all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote at our next annual meeting or special meeting of stockholders for the election of two additional directors to serve on our board of directors until all unpaid dividends and the dividend for the then-current period with respect to the series A preferred stock and any other class or series of parity preferred stock have been paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, we may not make certain material and adverse changes to the terms of the series A preferred stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares of series A preferred stock and the holders of all other shares of any class or series ranking on parity with the series A preferred stock that are entitled to similar voting rights (voting together as a single class).

Transfer Agent and Registrar. The transfer agent and registrar for our series A preferred stock is Continental Stock Transfer & Trust Company.

6.452% Convertible Series B Preferred Stock

General. Our board of directors and a duly authorized committee thereof approved the certificate of designation, a copy of which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus is a part, creating the series B preferred stock as a class of our preferred stock, designated as the 6.452% convertible series B preferred stock. The series B preferred stock is validly issued, fully paid and nonassessable.

Ranking. The series B preferred stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding-up:

•	senior to all classes or series of our common stock, and to any other class or series of our stock expressly designated as ranking junior to the series B preferred stock;

•	on parity with any class or series of our stock expressly designated as ranking on parity with the series B preferred stock; and

•	junior to any other class or series of our stock expressly designated as ranking senior to the series B preferred stock.

Dividend Rate and Payment Date. Investors are entitled to receive cumulative cash dividends on the series B preferred stock from and including the date of original issue, payable quarterly in arrears on or about the last calendar day of January, April, July and October of each year, commencing September 30, 2010, at the rate of 6.452% per annum of the $1,000.00 liquidation preference per share. Dividends on the series B preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends.

Liquidation Preference. If we liquidate, dissolve or wind-up, holders of the series B preferred stock will have the right to receive $1,000.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) up to and including the date of payment, before any payment is made to holders of our common stock and any other class or series of stock ranking junior to the series B preferred stock as to liquidation rights. The rights of holders of series B preferred stock to receive their liquidation preference will be subject to the proportionate rights of any other class or series of our stock ranking on parity with the series B preferred stock as to liquidation.

Optional Conversion and Mandatory Conversion. Prior to November 3, 2018, each share of series B preferred stock is convertible, at the option of the holder at any time, into approximately 93 shares of our common stock, subject to adjustments under certain circumstances, or the series B conversion rate. At any time on or after May 3, 2017 and prior to November 3, 2018, we have the option to convert all or part of the outstanding shares of series B preferred stock into shares of common stock at the series B conversion rate. On November 3, 2018, each outstanding share of series B preferred stock will automatically be converted into shares of our common stock at the series B conversion rate.

Voting Rights. Holders of series B preferred stock generally have no voting rights. However, if we are in arrears on dividends on the series B preferred stock for three or more quarterly periods, whether or not consecutive, holders of the series B preferred stock (voting together as a class with the holders of all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote at our next annual meeting or special meeting of stockholders for the election of two additional directors to serve on our board of directors until all unpaid dividends and the dividend for the then-current period with respect to the series B preferred stock and any other class or series of parity preferred stock have been paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, we may not make certain material and adverse changes to the terms of the series B preferred stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares of series B preferred stock and the holders of all other shares of any class or series ranking on parity with the series B preferred stock that are entitled to similar voting rights (voting together as a single class).

Transfer Agent and Registrar. The transfer agent and registrar for our series B preferred stock is Continental Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

This section describes the general terms and provisions of our warrants to acquire our securities that we may issue from time to time. The applicable prospectus supplement will describe the terms of any warrant agreements and the warrants issuable thereunder. If any particular terms of the warrants described in the prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed superseded by that prospectus supplement.

We may issue warrants for the purchase of our common stock or preferred stock. We may issue warrants independently or together with other securities, and they may be attached to or separate from the other securities. Each series of warrants will be issued under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent, as detailed in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation, or agency or trust relationship, with you. We will file a copy of the warrant and warrant agreement with the SEC each time we issue a series of warrants, and these warrants and warrant agreements will be incorporated by reference into the registration statement of which this prospectus is a part. A holder of our warrants should refer to the provisions of the applicable warrant agreement and prospectus supplement for more specific information.

The prospectus supplement relating to a particular issue of warrants will describe the terms of those warrants, including, when applicable:

•	the offering price;

•	the currency or currencies, including composite currencies, in which the price of the warrants may be payable;

•	the number of warrants offered;

•

the securities underlying the warrants, including the securities of third parties or other rights, if any, to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of the warrants;

•	the exercise price and the amount of securities you will receive upon exercise;

•	the procedure for exercise of the warrants and the circumstances, if any, that will cause the warrants to be automatically exercised;

•	the rights, if any, we have to redeem the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the warrants will expire;

•	the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security;

•	the date on and after which the warrants and the related securities will be separately transferable;

•	U.S. federal income tax consequences;

•	the name of the warrant agent; and

•	any other material terms of the warrants.

After the warrants expire they will become void. The prospectus supplement may provide for the adjustment of the exercise price of the warrants.

Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments made to holders of those securities.

The applicable warrant agreement may be amended or supplemented without the consent of the holders of the warrants to which it applies to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants. However, any amendment that materially and adversely alters the rights of the holders of warrants will not be effective unless the holders of at least a majority of the applicable warrants then outstanding approve the amendment. Every holder of an outstanding warrant at the time any amendment becomes effective, by continuing to hold the warrant, will be bound by the applicable warrant agreement as amended. The prospectus supplement applicable to a particular series of warrants may provide that certain provisions of the warrants, including the securities for which they may be exercisable, the exercise price and the expiration date, may not be altered without the consent of the holder of each warrant.

PLAN OF DISTRIBUTION

We may sell the securities domestically or abroad to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through dealers or agents, or through a combination of methods. Any underwriter, dealer or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

Underwriters may offer and sell the securities at: (i) a fixed price or prices, which may be changed, (ii) market prices prevailing at the time of sale, (iii) prices related to the prevailing market prices at the time of sale or (iv) negotiated prices. We also may, from time to time, authorize underwriters acting as their agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by us to underwriters, dealers or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward civil liabilities, including liabilities under the Securities Act. We will describe any indemnification agreement in the applicable prospectus supplement.

Unless we specify otherwise in the applicable prospectus supplement, any series of securities issued hereunder will be a new issue with no established trading market (other than our common stock, which is listed on the NYSE). If we sell any shares of our common stock pursuant to a prospectus supplement, such shares will be listed on the NYSE, subject to official notice of issuance. We may elect to list any other securities issued hereunder on any exchange, but we are not obligated to do so. Any underwriters or agents to or through whom such securities are sold by us for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any such securities.

If indicated in the applicable prospectus supplement, we may authorize underwriters or other persons acting as our agents to solicit offers by institutions or other suitable purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement, pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. These purchasers may include, among others, commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions. Delayed delivery contracts will be subject to the condition that the purchase of the securities covered by the delayed delivery contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the purchaser is subject. The underwriters and agents will not have any responsibility with respect to the validity or performance of these contracts.

To facilitate the offering of the securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover the over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation, in a prospectus supplement.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Latham and Watkins LLP.

EXPERTS

The consolidated financial statements of Kennedy-Wilson Holdings, Inc. and the related financial statement schedule as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and, with respect to the 2009 financial statements of KW Residential LLC, Grant Thornton Taiyo ASG, independent registered accounting firm, whose reports appear in our Annual Report on Form 10-K for the year ended December 31, 2010, and are incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

The consolidated balance sheet of KW Residential LLC and subsidiaries, as of December 31, 2010, and the related consolidated statements of operations and comprehensive income, members’ equity and cash flows for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG AZSA LLC, independent registered public accounting firm, whose report appears in our Annual Report on Form 10-K for the period ended December 31, 2010, and is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of KW Residential LLC and subsidiaries, as of December 31, 2009, and the related consolidated statements of operations and comprehensive income, members’ equity and cash flows for each of the two years in the period ended December 31, 2009, have been incorporated by reference herein in reliance upon the report of Grant Thornton Taiyo ASG, independent registered public accounting firm, whose report appears in our Annual Report on Form 10-K for the period ended December 31, 2010, and is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined statements of financial condition of KW Property Fund III, L.P. and KW Property Fund III (QP-A), L.P. including the combined schedules of investments as of December 31, 2010 and 2009, and the related combined statements of operations, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, whose report appears in our Annual Report on Form 10-K for the year ended December 31, 2010, and is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined balance sheet of KW/WDC Portfolio Member LLC and subsidiaries and One Carlsbad as of December 31, 2010, and the related combined statements of operations, equity, and cash flows for the year ended December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, whose report appears in our Annual Report on Form 10-K for the year ended December 31, 2010, and is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Continental Stock Transfer & Trust Company. Its telephone number is (212) 509-4000.

6,000,000 Shares

Kennedy-Wilson Holdings, Inc.

Common Stock

PROSPECTUS    SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch

Deutsche Bank Securities

Co-Managers

JMP Securities

CJS Securities, Inc.

November 10, 2011